SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December 2006
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.
Table of contents:

—	Press Release dated December 14, 2006;
—	Press Release dated December 19, 2006;
—	Press Release dated December 21, 2006;
—	Notice of a change in the share capital of Enel S.p.A. dated December 5, 2006;
—	Notice relating to trading of Enel shares by Senior Management dated December 20, 2006;
—	Report on the third quarter of 2006.

Press Release
ENEL: 4 BILLION EUROS FOR A BETTER ENVIRONMENT
•	Today in Rome, Piero Gnudi and Fulvio Conti presented the new company’s strategic commitment towards sustainable development.

•	A plan in favour of the environment that has few parallels anywhere in the world: Enel plans to invest more than 4 billion euros over the next five years in new renewables and in the development and application of the most advanced emissions abatement technologies.

•	The goal is to generate power cost-effectively while protecting the environment and to help reduce the risk of climate change by avoiding 4 million metric tons of CO2 each year once fully implemented.
Rome, December 14, 2006 – Today, Enel Chairman Piero Gnudi and CEO Fulvio Conti presented a major investment plan that renews the company’s strategic commitment to sustainable development.
The announced programme puts Enel at the forefront in the search for innovative solutions to reducing the environmental impact of power generation and distribution. It is a realistic plan, both in terms of the duration and level of investment and the estimated reduction in CO2 emissions. This campaign represents the further evolution of Enel’s mission with the focusing of the company’s financial, technological and human resources by improving the quality of life on this planet.
The plan calls for three main areas of action:
•	renewables: 3.3 billion euros of investment in new capacity (an additional 1,700 MW over 5 years) and 200 million euros for innovative projects such as the “Archimede” solar plant to be set up in co-operation with ENEA, bio-mass and bio-fuels;

•	energy efficiency and distributed generation: 270 million euros of investments in distributed co-generation and tri-generation plants, in the installation of photovoltaic plants at the transformer stations of Enel’s network, in energy savings and home automation, and in a major project to develop and test “smart grids” that can adapt to the needs of distributed generation;

•	zero emissions and the hydrogen frontier: with 330 million euros to be invested in demonstration projects, working towards the zero-emission power plant, for the capture and sequestration of CO2, innovative combustion systems, the production and use of hydrogen, including the development of the Fusina hydrogen plant project.
The plan calls for the involvement of the leading Italian and international universities and research institutes. In conjunction with the presentation of the plan for the environment, Enel and the Massachusetts Institute of Technology (MIT) in Boston have decided to strengthen the existing cooperation between the two organizations. Enel’s research unit will also be participating in the MIT Energy Initiative currently being developed, and MIT researchers will be contributing to Enel projects on the capture and sequestration of CO2, advanced solar systems and energy savings.
“Enel is a major energy company, and we intend to work hard to leave a better world for the coming generations,” said Fulvio Conti. “This is a mission we will carry our through research and innovation programmes, and the testing and application of the most advanced technologies, together with a day-to-day focus on the environmental impact of our activities and the activities of our customers. We want to attain ever higher environmental and efficiency standards, thereby confirming our leadership in the area of renewable sources. In order to contribute to achieving these ambitious goals, over the next five years (2007-2011), Enel plans to develop an ambitious investment programme of more than 4 billion euros: 800 million euros in innovative projects and 3.3 billion euros in the development of renewable sources (an additional 1,700 MW over the next 5 years), 1.6 billion euros of which in Italy. A concrete commitment that has few parallels anywhere in the world.”
“Enel’s nature and history, which are so closely linked to the territory and its development, have imprinted a sensitivity to social and environmental issues in the company’s genes,” said Piero Gnudi. “A focus on people and on nature sowed the seeds of today’s corporate responsibility as far back as the early 1960s. With the company’s privatization in 1999, this sensitivity took on additional meaning, becoming a key to competitiveness in the international marketplace. Today, Enel is presenting a new project for investment in research, innovation and renewable sources, because we intend to be a key player both now and in the world of tomorrow.”
It is a plan that looks to the future and stands out for its financial dimension and the innovative nature of its projects. The projects will all be developed over the next five years and will all have a highly positive impact on CO2 emissions, with an estimated 4 million metric tons of CO2 avoided each year once fully implemented. This adds to the 12 million metric tons (-17%) of CO2 already avoided thanks to the investments in Enel plants from 2000 to today. All of Enel’s areas will be involved in the project, beginning with the research unit, which has always been a benchmark for excellence in Italy and throughout Europe and which will be further strengthened with the hiring of 40 new researchers.
Finally, today Enel has also inaugurated three photovoltaic plants installed on the roof of the company’s headquarters in Rome (viale Regina Margherita). They have a total capacity of 40.2 kW, with an expected output of some 54,000 kWh per year, which will avoid the emission of 31 metric tons of carbon dioxide.
An extensive information campaign to begin in the next few days will focus on developing awareness of the quality and scope of Enel’s commitment to all its stakeholders – shareholders, customers, employees, the communities that are home to the Group’s activities, national and local government, environmental and consumer organizations, and opinion leaders.

Press Release
ENEL ADOPTS NEW ITALIAN CORPORATE GOVERNANCE CODE FOR LISTED COMPANIES
Rome, December 19, 2006 – The Board of Directors of Enel, meeting today under the chairmanship of Piero Gnudi, approved the full adoption of the recommendations formulated in the new edition of the Italian Corporate Governance Code for Listed Companies, published in March 2006.
During today’s meeting, the Board of Directors also adopted measures to adapt Enel’s corporate governance to the provisions of the new edition of the Code.
Specifically, the Board took steps to:
•	recognize the position of executive director also with regards to the Chairman, having taken into account the provisions of the new edition of the Code;
•	assess that all non-executive directors met the requirements for independence;
•	define a policy on the maximum number of positions that Enel’s directors can hold in the administrative and control bodies of other large companies;
•	redefine the composition of the Internal Control Committee, which is now chaired by Augusto Fantozzi;
•	approve the specific charters of the Compensation Committee and the Internal Control Committee governing their methods of operation and aligning their responsibilities with those indicated in the new edition of the Code;
•	acknowledge the identification of the main risks faced by the Enel Group and the identification of measurement, operational and monitoring criteria for such risks, agreeing upon the compatibility of these risks with proper management of the business;
•	approve rules governing transactions with related parties.
A full account of all these measures will be included in the corporate governance report that will be published with the proposed financial statements for 2006.
In addition, in November the Enel Board updated and supplemented the compliance program adopted pursuant to the provisions on the administrative (in fact, criminal) liability of companies contained in Legislative Decree 231 of June 8, 2001, adding specific procedures for the prevention of crimes and administrative wrongdoing in relation to market abuse.
With these initiatives, Enel has strengthened and, at the same time, updated its corporate governance system, in order to offer the market proper guarantees of transparency and fairness in the management of the company.

Press Release
ENEL: EXIT FROM TLC SECTOR NOW COMPLETE
•	26.1% of Weather sold to group headed by Egyptian businessman Naguib Sawiris.
•	Enel has received 1 billion euros as first instalment of the consideration, with the remainder of 962 million euros to be paid within the next 18 months.
•	With this transaction, Enel has completed the refocusing on its core energy business.
Rome, December 21, 2006 – Enel S.p.A. (Enel) and the group headed by Egyptian businessman Naguib Sawiris today completed the sale to the latter of Enel’s 26.1% stake in Weather Investments S.p.A. (Weather), which in turn owns 100% of Wind and 50% plus one share of Orascom Telecom Holding (a telecommunications company listed on the Cairo and Alexandria Stock Exchanges and the London Stock Exchange).
Under the terms of the agreement approved by Enel’s Board of Directors on November 30 this year and executed by the parties on December 1, Enel sold 10% of Weather to a wholly-owned Weather subsidiary and the remaining 16.1% to the parent company Weather Investments II S.à.r.l. (Weather II), a holding company controlled by Sawiris.
The consideration agreed for the sale of the 26.1% share capital of Weather is 1,962 million euros (equal to the carrying value of such equity investment in Enel’s consolidated financial statements at 30 September, 2006), of which of 1 billion euros were paid to Enel today and 962 million euros will be paid within the next 18 months. The second instalment will earn interest at market rates.
Payment of the second instalment is secured by the pledge (without voting rights) of the 26.1% of Weather share capital in favour of Enel, as well as the assignment of Weather II’s receivables due from Weather.
The agreement also provides for an earn-out mechanism, which will supplement the price due to Enel in the event Sawiris’ group, during the next 18 months, should sell the Weather shares to other investors at a price above that agreed with Enel. The supplement will take effect in any case if any re-sale of the Weather shares takes place in the next 6 months. Over the reminder of the 18-month period the earn-out mechanism will take effect only if the second instalment (962 million euros) has not already been paid.
Furthermore, the shareholders’ agreements between Enel and Sawiris concerning the management of Weather were terminated.
On the basis of consolidated figures at September 30, 2006, Weather posted revenues of 6,287 million euros, EBIT of 1,208 million euros and net income of 226 million euros. At the same date, shareholders’ equity totalled 3,496 million euros.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between November 6, 2006 and November 24, 2006 – of the resolutions to increase the aforesaid capital adopted by the Board of Directors at its meetings on April 10, 2003 (for the Stock-option Plan for the year 2002), April 7, 2004 (for the Stock-option Plan for the year 2003) and March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between November 6, 2006 and November 24, 2006 a total of 3,534,848 ordinary Enel S.p.A. shares were issued and subscribed, of which (i) 652,650 shares regarding the Stock-option Plan for the year 2002, (ii) 1,614,298 shares regarding the Stock-option Plan for the year 2003 and (iii) 1,267,900 shares regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increases by the extraordinary Shareholders’ Meetings of May 25, 2001 (regarding the Stock-option Plan for the year 2002), May 23, 2003 (regarding the Stock-option Plan for the year 2003) and May 21, 2004 (regarding the Stock-option Plan for the year 2004).
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on December 5, 2006.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total Of which:	6,175,876,189	6,175,876,189	1 Euro	6,172,341,341	6,172,341,341	1 Euro

Ordinary shares (rank for dividend pari passu: January 1, 2006) current coupon number 9	6,175,876,189	6,175,876,189	1 Euro	6,172,341,341	6,172,341,341	1 Euro

Notice relating to trading of Enel shares by Senior Management
Company: Enel S.p.A.
Declarer: Claudio Sartorelli                                       Title: Director of Corporate Affairs Department Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

						Amount
		Financial				paid/received in the
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	transaction	Source [3]

December 20, 2006	V	AZO Enel	IT0003128367	1,575	€7.870	€12,395.25	MERC-IT

Sub-TOTAL (A) [4]						€12,395.25

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

						Actual			Potential
					Underlying	investment/disinvestment			investment/disinvestment
		Financial	Type of	ISIN	financial		Unit			Unit		Fea-
Date	Transaction [5]	instrument[6]	right [7]	code	instrument[8]	Qty	price	Amount	Qty	price	Amount	tures [9]

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B) [10]											0

TOTAL (A) + (B)											€12,395.25

[1] Indicate the kind of transaction:

A = Purchase;

V = Sale;

S = Subscription;

X = Exchange.

[2] Indicate the financial instrument involved in the transaction:

AZO = ordinary shares;

AZP = preference shares;

AZR = saving shares;

OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;

EQV = other financial instruments, equivalent or representative of shares.

Also indicate the company that issued the financial instrument involved in the transaction.

[3] Indicate the origin of the transaction:

MERC-IT = transaction over Italian regulated market;

MERC-ES = transaction over foreign regulated markets;

FMERC = off-market transaction and blocks;

CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;

MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;

ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);

ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).

[4] Indicate the total amount of the transactions listed in the form.

[5] Indicate the type of transaction:

A = Purchase;

V = Sale;

S = Subscription;

O = other, in which case specify.

[6] Indicate the type of financial instrument involved in the transaction:

W = warrant;

OBW = bond cum warrant;

SD = securitised derivative;

OPZ = option;

FUT = future contract;

FW = forward contract;

OS = structured bond;

SW = swap;

DIR = rights.

[7] Indicate the category of derivative financial instrument involved in the transaction (only for options):

CE = call European style;

PE = put European style;

CA = call American style;

PA = put American style;

O = other, in which case specify.

[8] Indicate the underlying financial instrument (share).

[9] Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).

[10] Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Report on the
3rd Quarter of 2006

The Enel structure
Corporate
Enel SpA

	Domestic Generation and Energy	Domestic Infrastructure
Domestic Sales Division	Management Division	and Networks Division
> Enel Distribuzione	> Enel Produzione	> Enel Distribuzione
> Enel Gas	> Enel Trade	> Enel Rete Gas
> Enel Energia		> Enel Sole
> Enel.si		> Deval
> Deval

Services and
International Division		Other Activities
> Enel Viesgo Generación (1)	> Enel Viesgo Energía	> Enel Servizi
> Slovenské Elektrárne	> Enel Electrica Banat	> Sfera
> Maritza East III	> Enel Electrica Dobrogea	> Dalmazia Trieste
> Maritza East 3	> Electra de Viesgo Distribución	> Enelpower
> Enel North America	> Enel Servicii	> Enel.NewHydro
> Enel Latin America	> Enel Viesgo Servicios	> Enel.Factor
> Enel Panama	> Enel Unión Fenosa Renovables	> Enel.Re
> RusEnergoSbyt	> Erelis

(1)	As from January 1, 2006 Enel Viesgo Renovables was merged into Enel Viesgo Generación.

Foreword
The consolidated Report on the 3rd Quarter of 2006 has been prepared in compliance with the IFRS-EU and with Consob Regulation no. 11971/1999 and subsequent amendments.
The recognition and measurement criteria adopted in the consolidated financial statements at September 30, 2006, which have not been audited, are consistent with those used to prepare the consolidated financial statements at December 31, 2005 and the consolidated financial statements at September 30, 2005.

Summary of results
Highlights

3rd Quarter				First nine months
2006	2005			2006	2005

			Income data (millions of euro)
9,556	8,312		Revenues	28,621	24,464
1,903	1,801		Gross operating margin	6,264	6,003
1,320	1,259		Operating income	4,885	4,345
693	1,491	(1)	Net income before minority interests	2,720	3,497	(1)
662	1,359	(1)	Group net income	2,640	3,274	(1)

			Financial data (millions of euro)
			Net capital employed	31,015	31,728	(2)
			Net financial debt	12,510	12,312	(2)
			Shareholders’ equity (including minority interests)	18,505	19,416	(2)
			Cash flow from operations	5,403	4,991
			Capital expenditure on tangible and intangible assets	1,795	1,786

			Per share data (euro)
			Group net income per share	0.43	0.53
			Group shareholders’ equity per share in circulation at period-end	2.90	3.10	(2)

			Operating data
35.9	36.5		Domestic electricity sales on the free and regulated market (TWh) (3)	107.0	110.4
64.3	62.0		Electricity transported on the domestic distribution network (TWh) (3)	190.6	187.7	(4)
0.7	0.7		Gas sales (billions of cubic meters)	4.3	4.7
0.5	0.5		- of which to end-users (billions of cubic meters)	3.2	3.5
27.0	27.9		Net electricity generated by Enel in Italy (TWh)	80.1	83.4
			Employees at period-end (no.)	59,309	51,778

			Market indicators
			Average Brent oil price ($/bbl)	67.0	53.5
			Average price of low-sulfur fuel oil ($/t) (5)	329.9	261.8
			Average price of coal ($/t fob) (6)	48.2	47.4
			Average dollar/euro exchange rate	1.245	1.263
			Six-month Euribor rate (average for the period)	3.07%	2.16%

(1)	Figures for the first nine months of 2005 and the 3rd Quarter of 2005 include the capital gains realized essentially on the disposal of Terna in the amounts of €1,153 million and 825 million respectively.

(2)	At December 31, 2005.

(3)	Excluding sales to resellers.

(4)	Including 1,472 million kWh of power wheeled in previous years commercially recognized in 2005.

(5)	Platt’s CIF Med index.

(6)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

In the first nine months of 2006 revenues amounted to €28,621 million, up 17.0% on the same period of 2005. More specifically, revenues at the International Division rose by 65.4%, those at the Domestic Generation and Energy Management Division by 23.5% and those at the Domestic Sales Division by 11.4%.
The gross operating margin came to €6,264 million, compared with €6,003 million in the first nine months of 2005, for an increase of €261 million (up 4.3%), primarily attributable to the growth of the International Division and the good performance of the other business areas, especially the Domestic Sales Division.
Operating income came to €4,885 million in the first nine months of the year, an increase of €540 million or 12.4%. Of the total rise, €263 million is attributable to the income generated by the exchange of 30.97% of Wind for 20.9% of Weather Investments.
Group net income amounted to €2,640 million, compared with €3,274 million in the first nine months of 2005 (down 19.4%). Excluding the capital gain realized in connection with the sale of 43.85% of Terna, equal to €1,153 million, from the figures for the first nine months of 2005 and the net income generated by the exchange of Wind and Weather shares, equal to €256 million, from the figures for the first nine months of 2006, Group ordinary net income increased by €263 million, or 12.4%, from €2,121 million to €2,384 million.
Net financial debt totaled €12,510 million at September 30, 2006, an increase of €198 million from the €12,312 million at December 31, 2005, primarily as a result of the acquisition of 66% of Slovenské Elektrárne and the consolidation of its debt, which was only partially offset by the good performance of cash flow generated by operations. The debt/equity ratio at September 30, 2006 was 0.68, compared with 0.63 at end-2005.
Group employees at September 30, 2006 numbered 59,309, an increase of 7,531 on the 51,778 at December 31, 2005. The change in the Group’s scope of operations (mainly attributable to the acquisition of Slovenské Elektrárne, Maritza East 3 and RusEnergoSbyt) resulted in the addition of 8,812 employees, while the net balance of new hires and terminations was a negative 1,281.

Significant events in the 3rd Quarter of 2006
Acquisition of wind plants in France
On July 13, 2006, Enel finalized the acquisition of 100% of Erelis SAS, a French company specialized in the development of wind plants, for €14.2 million. Erelis, which is based near Lyon, was established in 2002. Projects under development amount to about 500 MW of power, of which 14 MW will become operational in 2007, 196 MW are at an intermediate or advanced stage and about 290 MW at an initial development stage. The projects are located in various regions in France. Erelis is also developing about 110 MW for third parties.
Acquisition of gas distribution and sales business in Sicily
On July 13, 2006 the purchase of 100% of Metansicula SpA (the sole owner of Metansicula Vendita Srl) for €12.5 million was formalized pursuant to the share purchase agreement of May 31, 2006 and upon receipt of approval from the Competition Authority. Metansicula, which distributes natural gas, and Metansicula Vendita, which sells natural gas, currently provide services to about 15,000 customers in the provinces of Catania, Siracusa and Ragusa. In 2005, the companies reported consolidated revenues of about €5.3 million and distributed about 10 million cubic meters of gas.
Acquisition of hydroelectric plants in Panama
On August 1, 2006, Enel, acting through its Dutch subsidiary Enel Investment Holding, acquired 100% of Hydro Quebec International Latin America Ltd (HQILA) – now Enel Panama — from Hydro Quebec International Inc. and Fonds de Solidarité des Travailleurs du Québec. The operation effectively gives Enel an indirect stake of 24.5% in EGE Fortuna S.A. (Fortuna), a Panamanian hydro generation company, which gives Enel joint de facto control over the company along with Globeleq (a private equity fund). Enel will be responsible for running the Fortuna plant.
Enel Investment Holding paid $150 million, equal to about €118 million at the acquisition date. Fortuna is one of the leading Panamanian electricity companies, operating in the province of Chiriquì with a 300 MW power plant. It generates a total of about 1600 GWh a year, giving it a 30% share of national power output. In 2005 Fortuna posted revenues of $128.7 million, a gross operating margin of $97.8 million and operating income of $82.2 million.

Interim dividend for 2006 approved
On September 6, 2006 the Board of Directors of Enel SpA approved the distribution of an interim dividend of €0.20 per share. The interim dividend will be paid as from November 23, 2006, with the ex-dividend date falling on November 20, 2006.
Acquisition of a relative majority stake in TradeWind Energy LLC
On September 26, 2006, Enel, through its subsidiary Enel North America, acquired a stake of 45% in the US wind power developer TradeWind Energy LLC (TradeWind), which is based in Lenexa, Kansas, with which it has formed a strategic alliance for the joint development of wind projects in the Midwest and other areas of the United States. Enel paid $10.5 million for its holding, equal to about €8 million at the acquisition date. Under the terms of the agreements, Enel North America will cooperate with TradeWind on the co-development of TradeWind’s pipeline of more than 1,000 MW of projects, supplying the turbines for the projects. Enel will have the right to acquire and operate the wind plants developed.

Subsequent events and outlook
Subsequent events
Memorandum of Understanding with NEK (Bulgarian national electricity company) and Bulgargaz
On October 4, 2006, Enel and NEK (the Bulgarian national electricity company) signed a Memorandum of Understanding to conduct a preliminary technical and financial feasibility study to increase generating capacity at the Maritza East III power plant by 640 MW and the subsequent joint implementation of the project.
Enel estimates the investment required to complete the project at about €900 million, with the introduction of the most advanced environmental impact abatement technologies while maximizing synergies with the existing plant.
On the same date, Enel also signed a Memorandum of Understanding with Bulgargaz for the joint construction of a gas pipeline between Bulgaria and Italy along “Corridor 8”, through Macedonia and Albania. The corridor is of strategic importance for these countries, which in April 2005 signed a joint statement of cooperation in the energy infrastructure field.
Acquisition of an additional 25% of Enelco
On October 4, 2006 Enel reached an agreement to increase its equity stake in the Greek electricity company Enelco, in line with its growth strategy in the markets of South-eastern Europe.
Under the terms of the agreement, Enel will raise its equity investment in Enelco from 50% to 75%. The other 25% will remain under the control of Prometheus Gas, a joint venture between the Copelouzos Group (Greece) and Gazprom (Russia). Enelco already holds two generation licenses for the development of gas combined-cycle plants at Viotia and Evros and will participate in all tenders for the development of independent generation plants in Greece, beginning with that for the development of 400 MW in new capacity recently announced by the Greek authorities.
Enel, in cooperation with Prometheus Gas, intends to be a major player in the Greek market, where liberalization is under way, and will also have the opportunity to export energy to Italy over existing interconnection infrastructure.

Acquisition of generation capacity in Brazil
On October 6, 2006 Enel, through the Brazilian subsidiary of Enel Latin America, Enel Brasil Partecipações, closed the acquisition of the entire share capital of 10 companies in the Rede Group that possess 20 mini-hydro plants with a total installed capacity of about 92 MW.
The price for the acquisition of the 10 companies was about 464 million reals, equal to about €168 million at the exchange rate on the acquisition date.
The transaction was carried out in accordance with the preliminary agreement signed on June 9, 2006, which also envisages the acquisition of another company operating two mini-hydro plants with an installed capacity of about 6 MW. This acquisition should be completed by March 2007, as soon as the revamping work currently under way is completed.
With this agreement, Enel continues the pursuit of its global strategy of developing renewable energy resources and its commitment to containing greenhouse gas emissions, especially in emerging countries, and enters the promising Brazilian energy market, the largest and fastest growing in South America.
Acquisition of a wind project in Texas
On October 18, 2006, Enel, through its subsidiary Enel North America, signed an agreement with Windkraft Nord USA (Wkn USA) to acquire rights to 63 MW of the Snyder project, to be developed in Scurry County in Texas. The new wind plant will generate CO2-free power in Texas as from 2007.
Outlook
Enel recently finalized additional foreign investments in the field of renewable energy resources, with the acquisition of Erelis, a French wind plant operator, and the acquisition of Enel Panama, which gives Enel indirect control of the Panamanian hydro generation company EGE Fortuna S.A.. The acquisitions carried out in the first nine months of the year confirm Enel’s strategy of expanding its international operations.
In Italy, Enel will continue to develop programs to reduce costs and improve operating efficiency, as well as implementing strategies to optimize fuel supplies. Enel will also continue its initiatives to transform its power stations to the use of a more secure and efficient fuel mix.
On the basis of the results achieved in the first nine months of the year and the initiatives undertaken by Enel, we expect the Group’s net income for 2006, excluding the contribution of Wind and Terna, to exceed that posted in 2005.

Taking account of cash flows from current operations and already defined extraordinary operations, net financial debt is expected to stand at around €14 billion at the end of the year.

Operating review
Domestic electricity generation and demand
Domestic electricity flows

3rd Quarter				Millions of kWh	First nine months
2006	2005	Change			2006	2005	Change

				Gross electricity generation:
64,992	63,337	1,655	2.6%	- thermal	197,088	186,552	10,536	5.6%
12,013	11,039	974	8.8%	- hydroelectric	33,935	33,102	833	2.5%
2,237	1,853	384	20.7%	- geothermal and other resources	6,744	5,549	1,195	21.5%
79,242	76,229	3,013	4.0%	Total gross electricity generation	237,767	225,203	12,564	5.6%
(3,260)	(3,207)	(53)	-1.6%	Auxiliary services consumption	(9,985)	(9,661)	(324)	-3.4%
75,982	73,022	2,960	4.1%	Net electricity generation	227,782	215,542	12,240	5.7%
10,633	10,915	(282)	-2.6%	Net electricity imports	31,200	37,661	(6,461)	-17.2%
86,615	83,937	2,678	3.2%	Electricity delivered to the network	258,982	253,203	5,779	2.3%
(2,072)	(1,993)	(79)	-4.0%	Consumption for pumping	(6,473)	(6,861)	388	5.7%
84,543	81,944	2,599	3.2%	Electricity demand	252,509	246,342	6,167	2.5%
Source: Terna - Rete Elettrica Nazionale (monthly report – September 2006).
▪	Domestic energy demand in the two periods in question increased over the same periods of 2005 (up 3.2% in the 3rd Quarter and 2.5% in the first nine months) reaching 252.5 billion kWh at September 30, 2006. Of this demand, 87.6% was met by net domestic generation for consumption and 12.4% by net electricity imports;
▪	net electricity imports in the first nine months decreased by 6.5 billion kWh, due essentially to the sharp increase in energy prices in Europe in the first few months of 2006;
▪	gross electricity generation increased by 4.0% in the 3rd Quarter and by 5.6% in the first nine months of the year as a result of lower imports and an increase in demand for electricity. As regards the generation mix, the first nine months of 2006 were characterized by a sharp increase in thermal generation (up 10.5 billion kWh) and generation from geothermal and other sources (up 0.4 billion kWh in the 3rd Quarter and 1.2 billion kWh in the first nine months);

Enel electricity generation and sales
Italy
Enel generation and sales

3rd Quarter				Millions of kWh	First nine months
2006	2005	Change			2006	2005		Change

26,988	27,872	(884)	-3.2%	Net electricity generation	80,132	83,392		(3,260)	-3.9%
40,369	42,604	(2,235)	-5.2%	Electricity purchases	119,783	129,489		(9,706)	-7.5%
26,163	28,718	(2,555)	-8.9%	Sales to wholesalers (1)	76,650	85,663		(9,013)	-10.5%
30,545	31,936	(1,391)	-4.4%	Sales on the regulated market (2)	91,824	96,777		(4,953)	-5.1%
5,364	4,600	764	16.6%	Sales on the free market (2)	15,224	13,649		1,575	11.5%
64,249	62,029	2,220	3.6%	Electricity transported on Enel’s network	190,551	187,718	(3)	2,833	1.5%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.

(3)	Including 1,472 million kWh of power wheeled in previous years commercially recognized in 2005.
▪	Enel’s net domestic electricity generation fell 3.2% in the 3rd Quarter and 3.9% in the first nine months. This decrease in production is related to thermal power generation (down 1.5 billion kWh in the 3rd Quarter and 3.9 billion kWh in the first nine months);
▪	electricity purchases fell by 5.2% in the 3rd Quarter and 7.5% in the first nine months. This decrease is related to lower imports and smaller sales on the regulated market;
▪	sales to wholesalers fell by 8.9% in the 3rd Quarter and 10.5% in the first nine months of the year, due primarily to the reduction in market share (related to net electricity generation and electricity imports) to 34.7% in the first nine months of 2006, compared with the 37.9% for the same period of 2005.
As for overall sales to the final consumer, Enel’s market share in the first nine months of 2006 came to about 45.3% (about 47.9% in the same period of the previous year). In particular:
▪	sales on the regulated market, excluding sales to resellers, fell by 4.4% in the 3rd Quarter and 5.1% in the first nine months, primarily the result of market liberalization;
▪	sales on the free market, excluding sales to resellers, increased by 16.6% in the 3rd Quarter and 11.5% in the first nine months;

▪	total energy transported on Enel’s network increased by 3.6% in the 3rd Quarter and 1.5% in the first nine months. Excluding from the figures for the first nine months of 2005 the additions made for electricity that was physically transported in previous periods but commercially recognized in 2005, volumes rose 2.3% in the period.
International
Enel generation and sales

3rd Quarter				Millions of kWh	First nine months
2006	2005	Change			2006	2005	Change

8,695	3,186	5,509	—	Net electricity generation	18,486	10,215	8,271	81.0%
5,028	2,300	2,728	—	Electricity sales	9,988	5,609	4,379	78.1%
3,096	2,830	266	9.4%	Electricity transported	9,318	6,634	2,684	40.5%
▪	Enel’s net generation abroad in the first nine months of 2006 amounted to 18,486 million kWh, an increase of 8,271 million kWh (of which 6,308 million kWh from nuclear plants and 2,156 million kWh from hydro facilities), mainly attributable to acquisitions carried out in the first nine months of 2006;
▪	electricity sales in the first nine months of 2006 rose by 4,379 million kWh, thanks to the contribution of the Romanian distribution companies, which have been consolidated since the end of April 2005, and the Russian energy trading company RusEnergoSbyt, which has been consolidated since the end of June this year;
▪	energy transported in the first nine months of 2006 totaled 9,318 million kWh, an increase of 2,684 million kWh, mainly due to increased wheeling on the Romanian companies’ networks.
Changes in the scope of consolidation
The scope of consolidation for the first nine months of 2006 changed with respect to the same period of 2005 as a result of the following main transactions:
▪	the acquisition of controlling stakes in the Romanian electricity distribution and sale companies Electrica Banat and Electrica Dobrogea (now Enel Electrica Banat and Enel Electrica Dobrogea) on April 28, 2005;
▪	sale of 100% of Wind, 62.75% of which was sold on August 11, 2005, and 6.28% on February 8, 2006, with the remaining 30.97% being transferred to Weather Investments, again on February 8, 2006, for a stake of 20.9% in the latter;
▪	sale of 43.85% of Terna, which took place in two transactions (13.86% on April 5, 2005 and 29.99% on September 15, 2005), and its deconsolidation on September 15, 2005;

▪	sale of 30% of Enel Unión Fenosa Renovables on May 30, 2006. Following this sale, the interest in the company fell to 50%, with the Group exercising joint control over the company together with the other shareholders. As a result, the company is being consolidated on a proportionate basis as of that date;
▪	acquisition of a 66% interest in Slovenské Elektrárne, a company that generates and sells electricity in Slovakia, on April 28, 2006;
▪	acquisition from third parties of the remaining 40% interest in Maritza East III Power Holding on June 14, 2006. Following this transaction, the Group now holds a 73% stake in Maritza East III Power Company, a Bulgarian generation company;
▪	acquisition, on June 14, 2006, of a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Maritza East 3 Operating Company, which is responsible for the maintenance of the Maritza East III plant;
▪	acquisition, on June 21, 2006, of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales). Enel exercises joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis;
▪	acquisition, on July 13, 2006, of 100% of Erelis, a French company specialized in the development of wind plants;
▪	acquisition on August 1, 2006 of 100% of Enel Panama, which together with Globeleq (a private equity fund) exercises de facto joint control over EGE Fortuna S.A., a Panamanian hydro generation company. As a result, the company is consolidated on a proportionate basis.
Excluding the sales of Wind and Terna (for which the results and the capital gain posted in the first nine months of 2005 have been recognized as discontinued operations), the balance sheet effects of the other changes in the scope of consolidation do not affect the comparability of the figures for the two periods. The main effects are shown in the comments on results by Division.

Results by Division
The results presented in this report reflect the new organizational structure launched by the Group at the end of 2005, which, in addition to the Domestic Sales Division, the Domestic Generation and Energy Management Division and the Domestic Infrastructure and Networks Division, saw the creation of an International Division that includes all the Group’s resources devoted to the production and distribution of electricity and gas abroad. The new structure has been operational since January 1, 2006. The Domestic Sales Division operates in the end-user market for electrical power and gas in Italy, developing an integrated package of products and services for the various customer segments and ensuring that commercial services meet quality standards. The Domestic Generation and Energy Management Division is responsible for generating power at competitive costs while safeguarding the environment. The mission of the Domestic Infrastructure and Networks Division is to distribute electricity and gas in Italy, optimizing the management of Enel’s networks and ensuring the efficient operation of measurement systems and compliance with technical service quality standards. The International Division’s mission is to support Enel’s international growth strategy, which requires a strengthening of skills in research, analysis and identification of opportunities for acquisitions as well as in managing and integrating foreign operations in the electricity and gas markets.
Each of these Divisions, together with the Parent Company and Services and Other Activities segments are considered by management in assessing Group performance.
For the purposes of providing comparable figures, the data for the first nine months of 2005 have been reallocated to the Divisions on the basis of the new organizational arrangements. The figures for Transmission Networks and Telecommunications following the deconsolidation of Wind and Terna in the 2nd Half of 2005 are reported in the reference period as discontinued operations.
Following the transfer of the “large electricity users” unit (customers with annual consumption of more than 100 million kWh) from Enel Trade to Enel Energia, the 2005 figures for the unit were reallocated from the Domestic Generation and Energy Management Division to the Domestic Sales Division for comparative purposes.

Results by Division for the 3rd Quarter of 2006 and 2005
Segment information – 3rd Quarter 2006 (1)

	Continuing operations								Discontinued operations
		Domestic
		Generat.	Domestic
		and	Infrastruc.			Services	Eliminations		Transmis		Eliminations
	Domestic	Energy	and		Parent	and Other	and		sion		and
Millions of euro	Sales	Manag.	Networks	Internat.	Company	Activities	adjustments	Total	Networks	TLC.	adjustments	Total	TOTAL

Revenues from third parties	5,119	3,227	127	859	180	62	(18)	9,556					9,556

Revenues from other segments	19	587	1,186	2	104	210	(2,108)	—					—

Total revenues	5,138	3,814	1,313	861	284	272	(2,126)	9,556					9,556

Net income/(charges) from commodity risk management	2	(182)	—	(1)	1	—	—	(180)					(180)

Gross operating margin	12	795	788	244	41	44	(21)	1,903					1,903

Income from equity exchange transaction	—	—	—	—	—	—	—	—					—

Depreciation, amortization and impairment losses	32	247	200	80	3	21	—	583					583

Operating income	(20)	548	588	164	38	23	(21)	1,320					1,320

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(202)					(202)

Income taxes	—	—	—	—	—	—	—	425					425

Net income for the period (Group and minority interests)	—	—	—	—	—	—	—	693					693
Segment information – 3rd Quarter 2005 (1)

	Continuing operations								Discontinued operations
		Domestic
		Generat.	Domestic
		and	Infrastruc.			Services	Eliminations		Transmis		Eliminations
	Domestic	Energy	and		Parent	and Other	and		sion		and
Millions of euro	Sales	Manag.	Networks	Internat.	Company	Activities	adjustments	Total	Networks	TLC.	adjustments	Total	TOTAL

Revenues from third parties	4,648	2,552	274	482	218	115	23	8,312	230	392	(4)	618	8,930

Revenues from other segments	69	457	1,163	1	44	281	(2,015)	—	10	17	(27)		—

Total revenues	4,717	3,009	1,437	483	262	396	(1,992)	8,312	240	409	(31)	618	8,930

Net income/(charges) from commodity risk management	(13)	(98)	—	—	12	—	—	(99)	—	—	—	—	(99)

Gross operating margin	(30)	683	883	126	48	78	13	1,801	176	146	4	326	2,127

Depreciation, amortization and impairment losses	23	259	185	52	2	21	—	542	36	101	—	137	679

Operating income	(53)	424	698	74	46	57	13	1,259	140	45	4	189	1,448

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(222)	—	—	—	(38)	(260)

Income taxes	—	—	—	—	—	—	—	435	—	—	—	87	522

Gains on disposal of assets	—	—	—	—	—	—	—	—	—	—	—	825	825

Net income for the period (Group and minority interests)	—	—	—	—	—	—	—	602	—	—	—	889	1,491

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the period.

Results by Division for the first nine months of 2006 and 2005
Segment information – first nine months of 2006 (1)

	Continuing operations								Discontinued operations
		Domestic
		Generat.	Domestic
		and	Infrastruc.			Services	Eliminations				Eliminat.
	Domestic	Energy	and		Parent	and Other	and		Transm.		and
Millions of euro	Sales	Manag.	Networks	Internat.	Company	Activities	adjustments	Total	Networks	TLC.	adjustm.	Total	TOTAL

Revenues from third parties	15,592	9,793	529	2,121	695	160	(269)	28,621					28,621

Revenues from other segments	70	1,930	3,551	4	171	622	(6,348)	—					—

Total revenues	15,662	11,723	4,080	2,125	866	782	(6,617)	28,621					28,621

Net income/(charges) from commodity risk management	4	(542)	—	(1)	(5)	—	—	(544)					(544)

Gross operating margin	174	2,645	2,524	617	175	141	(12)	6,264					6,264

Income from equity exchange transaction	—	—	—	—	263	—	—	263					263

Depreciation, amortization and impairment losses	81	684	602	202	10	63	—	1,642					1,642

Operating income	93	1,961	1,922	415	428	78	(12)	4,885					4,885

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(491)					(491)

Income taxes	—	—	—	—	—	—	—	1,674					1,674

Net income for the period (Group and minority interests)	—	—	—	—	—	—	—	2,720					2,720

Operating assets	6,184	16,847	15,946	7,360	921	1,780	(3,096)	45,942					45,942

Operating liabilities	5,469	4,141	3,490	1,883	2,449	1,126	(3,764)	14,794					14,794

Capital expenditure	22	526	979	228	3	37	—	1,795					1,795
Segment information – first nine months of 2005 (1)

	Continuing operations								Discontinued operations
		Domestic
		Generat.	Domestic
		and	Infrastruc.			Services	Eliminations				Eliminat.
	Domestic	Energy	and		Parent	and Other	and		Transm.		and
Millions of euro	Sales	Manag.	Networks	Internat.	Company	Activities	adjustments	Total	Networks	TLC.	adjustm.	Total	TOTAL

Revenues from third parties	13,928	7,934	551	1,284	602	303	(138)	24,464	711	2,604	(62)	3,253	27,717

Revenues from other segments	133	1,558	3,507	1	165	786	(6,150)	—	29	144	(173)	—	—

Total revenues	14,061	9,492	4,058	1,285	767	1,089	(6,288)	24,464	740	2,748	(235)	3,253	27,717

Net income/(charges) from commodity risk management	(24)	259	—	—	(9)	—	—	226	—	—	—	—	226

Gross operating margin	34	2,928	2,462	341	54	182	2	6,003	524	903	(1)	1,426	7,429

Depreciation, amortization and impairment losses	68	836	547	139	6	62	—	1,658	118	736	—	854	2,512

Operating income	(34)	2,092	1,915	202	48	120	2	4,345	406	167	(1)	572	4,917

Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(571)	—	—	—	(240)	(811)

Income taxes	—	—	—	—	—	—	—	1,549	—	—	—	213	1,762

Gains on disposal of assets												1,153	1,153

Net income for the period (Group and minority interests)	—	—	—	—	—	—	—	2,225	—	—	—	1,272	3,497

Operating assets (2)	6,465	16,468	15,708	4,282	1,263	2,945	(3,280)	43,851	—	—	—	—	43,851

Operating liabilities (2)	5,289	3,841	3,567	813	1,604	2,392	(3,137)	14,369	—	—	—	—	14,369

Capital expenditure	23	462	1,083	166	1	51	—	1,786	142	308	—	450	2,236

(1)	Segment revenues in the above tables include both revenues from third parties and revenue flows between the segments. An analogous approach was taken for other income and costs for the period.

(2)	At December 31, 2005.

The following table reconciles segment assets and liabilities and the consolidated figures.

Millions of euro	at Sept. 30, 2006	at Dec. 31, 2005

Total assets	53,922	50,502
Financial assets and cash and cash equivalents	2,770	3,203
Tax assets	5,210	3,448
Segment assets	45,942	43,851
-of which:
Domestic Sales	6,184	6,465
Domestic Generation and Energy Management	16,847	16,468
Domestic Infrastructure and Networks	15,946	15,708
International	7,360	4,282
Parent Company	921	1,263
Services and Other Activities	1,780	2,945
Eliminations and adjustments	(3,096)	(3,280)

Total liabilities	35,417	31,086
Financial liabilities and loans	15,860	13,819
Tax liabilities	4,763	2,898
Segment liabilities	14,794	14,369
-of which:
Domestic Sales	5,469	5,289
Domestic Generation and Energy Management	4,141	3,841
Domestic Infrastructure and Networks	3,490	3,567
International	1,883	813
Parent Company	2,449	1,604
Services and Other Activities	1,126	2,392
Eliminations and adjustments	(3,764)	(3,137)

Domestic Sales
The Domestic Sales Division is responsible for commercial activities, with the objective of creating an integrated package of electricity and gas products and services for end-users. The activities are carried out by:
▪	Enel Distribuzione and Deval (the operations of the latter are limited to the Valle d’Aosta region) for the sale of electricity on the regulated market;

▪	Enel Energia, which sells electricity on the free market;

▪	Enel Gas, which sells natural gas to end-users;

▪	Enel.si, which is responsible for engineering and franchising.

3rd Quarter			Millions of euro	First nine months
2006	2005	Change		2006	2005	Change

			Electricity
4,944	4,551	393	Revenues	14,469	13,013	1,456
2	(13)	15	Net income/(charges) from commodity risk management	4	(24)	28
34	(22)	56	Gross operating margin	158	(20)	178
15	(41)	56	Operating income	100	(77)	177

			Gas
194	166	28	Revenues	1,193	1,048	145
(22)	(8)	(14)	Gross operating margin	16	54	(38)
(35)	(12)	(23)	Operating income	(7)	43	(50)

			Total
5,138	4,717	421	Revenues	15,662	14,061	1,601
2	(13)	15	Net income/(charges) from commodity risk management	4	(24)	28
12	(30)	42	Gross operating margin	174	34	140
(20)	(53)	33	Operating income	93	(34)	127

			Operating assets	6,184	6,465 (1)	(281)
			Operating liabilities	5,469	5,289 (1)	180
			Employees at end of period (no.)	5,340	5,994 (1)	(654)
			Capital expenditure	22	23	(1)

(1)	At December 31, 2005.

Electricity
Regulatory and rate issues
Rates and rate updates
With Resolution no. 207/06 of September 27, 2006, the Authority for Electricity and Gas increased electricity rates for the 4th Quarter of the current year by an average of about €2.2/MWh net of taxes, equal to 1.7% of the total price.
In particular, the increases concerned the component covering the cost of raw materials and ancillary services (up 1.3%) and especially the component covering charges for generation with renewable resources and CIP6, which increased by 10%, going from €10 to €11/MWh.
With Resolution no. 202/06 of September 20, 2006, the Authority approved the value of Deval’s specific company adjustment factor for revenues eligible to cover distribution costs for 2004. This value allows for an increase in equalized eligible revenues of about €1.5 million.
With Resolution no. 145/06 of July 14, 2006, the Authority extended by 45 days the deadlines set by Articles 42.6, 42.8, 42.9 and 42.10 of the unified code annexed to Resolution no. 5/04 concerning general equalization for 2005. More specifically, by November 14, 2006, the Electricity Equalization Fund is to notify the Authority and the distribution companies of the equalization amounts set for 2005, which are to be settled beginning by mid-January 2007.
Blackout
With regard to the blackout of September 28, 2003, the number of claims filed for damages totaled more than 80,000 as of September 30, 2006. All such claims are for small amounts (almost all before justices of the peace in Campania and Calabria) and related to material losses (spoiled food as a result of interruption of the cold chain) or other non-economic losses.
Although the first-level rulings mainly found in favor of the plaintiffs, most courts of appeal have so far overturned the rulings issued by the justices of peace, basing their judgments upon both the recognition that Enel was not involved in causing the event and the lack of proof of the loss claimed.
Inquiries and fact-finding investigations
With Resolution no. 130/06 of June 28, 2006, the Authority opened a formal inquiry into Enel Distribuzione concerning the absence, through February 2006, of an indication on invoices as to the possibility of paying invoices free of charge. The inquiry was to be completed and the final measure published by the Authority by the end of October, but, given the state of proceedings, it is likely that this deadline will be pushed back to the end of 2006.
With Resolution no. 271/06 of October 4, 2006, the Authority opened a fact-finding investigation of the service interruption in Sicily on July 17, 2006. As concerns Enel Distribuzione, the investigation is intended to verify any failure to execute orders issued by Terna in conjunction with the return of service.
Electricity sales

	3rd Quarter			Millions of kWh	First nine months
2006	2005	Change			2006	2005	Change

				Sales on regulated market:
1,198	1,354	(156)	-11.5%	- high-voltage	3,649	3,802	(153)	-4.0%
4,143	5,196	(1,053)	-20.3%	- medium-voltage	12,556	15,428	(2,872)	-18.6%
25,204	25,386	(182)	-0.7%	- low-voltage	75,619	77,547	(1,928)	-2.5%
30,545	31,936	(1,391)	-4.4%	Total for regulated market	91,824	96,777	(4,953)	-5.1%

				Sales on free market: (1)
2,749	2,628	121	4.6%	- high-voltage	8,779	8,356	423	5.1%
1,842	1,769	73	4.1%	- medium-voltage	4,764	4,770	(6)	-0.1%
773	203	570	—	- low-voltage	1,681	523	1,158	—
5,364	4,600	764	16.6%	Total for free market	15,224	13,649	1,575	11.5%

35,909	36,536	(627)	-1.7%	TOTAL	107,048	110,426	(3,378)	-3.1%

(1)	Includes the sales of Enel Trade.
Sales on the regulated market in the first nine months of 2006 came to 91,824 million kWh, a decrease of 4,953 million kWh from the first nine months of 2005 (down 1,391 million kWh in the 3rd Quarter) due primarily to greater market liberalization.
The volume of electricity sold on the free market in the first nine months of 2006 grew by 1,575 million kWh (up 764 million kWh in the 3rd Quarter).
Gas
Regulatory and rate issues
Rates and rate updates
In conjunction with the updating of the raw materials component of the supply prices of natural gas for the 3rd Quarter of 2006, the Authority, in a manner which is not as yet entirely clear, altered the updating criteria set out in Resolution no. 248/04. The new Resolution no. 134/06 modifies certain parameters in the formula for updating the raw materials component for Brent levels above $60/bbl and provides for incentives for the renegotiation of 2005 wholesale contracts.
With regard to the status of pending rate appeals, the Council of State has only issued a definitive ruling on one of the appeals presented by the Authority against the judgments of the Regional Administrative Court that voided Resolution no. 248/04. In this case, the Council of State upheld the appeal of the Authority for Electricity and Gas. A number of other appeals have not yet been discussed owing to alleged formal irregularities, and have been postponed until the plenary session of the Council of State scheduled for November 13, 2006.
Inquiries and fact-finding investigations
With Resolution no. 230/06 of October 18, 2006, the Authority for Electricity and Gas fined Enel the amount of €1 million following the outcome of the formal inquiry initiated with Resolution no. 108/05 concerning the disclosure obligations on gas import contracts as required by Resolution no. 188/04. Enel is determining whether there are grounds to appeal Resolution no. 230/06 before the administrative courts.
With Resolution no. 131/06, the Authority opened a formal inquiry of Enel Gas for alleged violation of Article 11.1 of the commercial code of conduct, which establishes the minimum content of contracts. More specifically, the inquiry concerns the indications in “off-network” contracts regarding the methods and timing of meter reading for invoicing purposes, payment methods, the frequency with which invoices are issued, and the indication of certain automatic indemnities established for customers. The inquiry was to be closed and the final measure published by the Authority by the end of October, but, given the state of proceedings, it is likely that this deadline will be pushed back to the end of 2006.
Gas sales
The table below shows the quantities of gas sold and the number of customers served:

3rd Quarter				First nine months
2006	2005	Change		2006	2005	Change

			Gas sold (millions of cubic meters)
261	289	(28)	Enel Group networks	2,308	2,449	(141)
203	241	(38)	Third-party networks	890	1,079	(189)
464	530	(66)	Total sales of gas	3,198	3,528	(330)

			Customers at end of period (no.)
			Enel Group networks	1,959,740	1,924,112	35,628
			Third-party networks	329,162	144,919	184,243
			Total customers	2,288,902	2,069,031	219,871

Gas sales in the first nine months of 2006 totaled 3,198 million cubic meters, a decline of 330 million cubic meters from the same period of 2005. Customers served numbered some 2.3 million, an increase of about 0.2 million. These developments are essentially due to the different customer mix, with a preference for retail customers (with consumption of less than 200,000 cubic meters per year) over business customers (with consumption of greater than 200,000 cubic meters per year), as well as to the contribution of acquisitions in the gas sector in the last quarter of 2005 and the first nine months of 2006.
Operating performance in the 3rd Quarter
Revenues totaled €5,138 million in the 3rd Quarter of 2006, an increase of €421 million (up 8.9%) over the same period of 2005, due to the following factors:
▪	an increase of €393 million in revenues from the sale of electricity on the regulated market, mainly relating to the increase in the portion of revenues for the coverage of generation costs that is reflected in rates (€453 million), which was partially offset by the equalization mechanism for electricity purchases (down €287 million) for the coverage of generation costs not yet reflected in rates. Other factors were an increase in revenues from transport and ancillary services in the amount of €95 million and in revenues from the sale of electricity on the free market in the amount of €87 million;
▪	an increase of €28 million in revenues from gas sales attributable both to the increase in unit prices, which more than made up for the decline in the volume of sales, and to the effect of recent acquisitions within the gas sector.
The gross operating margin totaled €12 million in the 3rd Quarter of 2006, an increase of €42 million over the loss of €30 million in the same period of 2005. The overall improvement is the net result of the following main factors:
▪	for electricity, an increase in €56 million in the electricity margin due to the greater volumes sold on the free market;
▪	for gas, a decrease of €14 million due to the reduction in the gas margin as well as the application of Resolution nos. 248/04 and 134/06, which changed the criteria used for adjusting the price of gas supplies with reference to raw materials costs.
The operating loss came to €20 million, an improvement of €33 million over the 3rd Quarter of 2005, taking account of depreciation, amortization and impairment losses in the amount of €32 million (€23 million in the same period of 2005).

Operating performance in the first nine months
Revenues totaled €15,662 million in the first nine months of 2006, an increase of €1,601 million (up 11.4%) over the same period of 2005, due to the following factors:
▪	an increase of €1,456 million in revenues from electricity sales on the regulated market, related primarily to the increase in the portion of revenues for the coverage of generation costs reflected in rates (up €980 million) and in equalization payments for electricity purchases (up €52 million) for the coverage of generation costs not yet reflected in rates. Other factors were an increase in revenues from transport and ancillary services in the amount of €173 million and in revenues from the sale of electricity on the free market in the amount of €165 million, as well as the increase in Enel.si revenues related to photovoltaic activities in the amount of €9 million;
▪	an increase of €145 million in revenues from gas sales attributable to the increase in unit prices, which more than made up for the decline in the volume of sales.
The gross operating margin totaled €174 million, up €140 million from the €34 million posted for the first nine months of 2005. The overall improvement is the net result of the following main factors:
▪	for electricity, an increase of €178 million, due to the improvement in the electricity margin and non-recurring items connected with the purchase of electricity in previous periods (up €71 million);
▪	for gas, a decrease of €38 million, essentially due to the application of Resolution nos. 248/04 and 134/06 of the Authority for Electricity and Gas, which changed the criteria used for adjusting the price of gas supplies with reference to raw materials costs (down €56 million). This was partially offset by an improvement in the gas margin and the payment of a reimbursement for lower gas purchases in previous periods.
Operating income, after depreciation, amortization and impairment losses in the amount of €81 million (€68 million for the same period of the previous year), came to €93 million, increasing by €127 million over the first nine months of 2005.
Capital expenditure
Capital expenditure amounted to €22 million, essentially in line with the figure for the year-earlier period.

Domestic Generation and Energy Management
This Division is responsible for the generation and procurement of electricity and energy products.
In the context of the reorganization of the Division that began in 2004, Enel Produzione acquired the engineering and construction unit serving the Enel Group from Enelpower on January 1, 2006.
The activities of the Domestic Generation and Energy Management Division are as follows:
▪	the generation and sale of electricity:
-	electricity generation in Italy through Enel Produzione;

-	trading on international and domestic markets through Enel Trade;
▪	the procurement and sale of energy products through Enel Trade:
-	the procurement of energy products for all Group activities (electricity generation, trading, sale of natural gas to end-users);
-	the sale of natural gas to distributors;

-	trading on international markets;
▪	engineering and construction through Enel Produzione.

3rd Quarter			Millions of euro	First nine months
2006	2005	Change		2006	2005		Change

3,814	3,009	805	Revenues	11,723	9,492		2,231
(182)	(98)	(84)	Net income/(charges) from commodity risk management	(542)	259		(801)
795	683	112	Gross operating margin	2,645	2,928		(283)
247	259	(12)	Depreciation, amortization and impairment losses	684	836		(152)
548	424	124	Operating income	1,961	2,092		(131)

			Operating assets	16,847	16,468	(1)	379
			Operating liabilities	4,141	3,841	(1)	300
			Employees at end of period (no.)	9,601	9,006	(1)	595 (2)
			Capital expenditure	526	462		64

(1)	At December 31, 2005.

(2)	Of which, 760 employees for the acquisition of the business unit from Enelpower on January 1, 2006.
Regulatory and rate issues
“Ancillary Services Market” (ASM)
With Resolution no. 111/06, the Authority for Electricity and Gas revised the conditions for ancillary services effective as of January 1, 2007, by introducing the so-called “Accounts System”, designed to foster the integrated management of the spot and forward markets, thereby enabling companies to adjust forward positions on the “Day-Ahead Market” (DAM).
The introduction of this “Accounts System” could lead to the development one or more forward trading floors.
With regard to the ASM, the Authority for Electricity and Gas also adopted Resolution no. 165/06, which contains urgent measures intended to limit ancillary service charges (following the high costs recorded on the ASM in April and May 2006) taking effect as of August 1, 2006. The measures regarded issues such as the following: i) the definition of input programs to include non-schedulable generation units; ii) the intertemporal coordination of Terna’s action in the various phases of the ASM, removing the charges related to revoking bids on this market; iii) an increase in Terna’s scope to operate on the DAM, and iv) a change in imbalance payments for major generation and consumption units in order to make them more consistent with the costs incurred by Terna for real-time system balancing.
Inquiries and fact-finding investigations
With regard to the inquiry opened by the Competition Authority on April 6, 2005, concerning Enel and Enel Produzione for alleged abuse of dominant position regarding pricing on the Power Exchange from January 10 to 14, 2005, on May 17, 2006, the Competition Authority reported the results of its inquiry and confirmed its accusation of abuse of dominant position.
The inquiry was originally scheduled to be completed by March 31, 2006, but was extended to October 15, 2006, and then to December 22, 2006.
In the event that Enel SpA and Enel Produzione should be found guilty of such abuse, the Competition Authority could impose penalties that could theoretically be as high as 10% of the Group’s sales.
On October 17, Enel Produzione, taking advantage of the option introduced by the new Article 14-ter of Law 287/90, presented its commitment to cede 700 MW in the southern macro-zone for 2007 and 2008. In the event this commitment should be accepted, the Competition Authority could make it binding and close the inquiry without issuing a ruling or levying sanctions.
On October 4, 2006, with Resolution no. 271/06, the Authority for Electricity and Gas opened a fact-finding investigation of the supply interruption that involved the electrical system in Sicily on July 17, 2006. As concerns Enel Produzione, the investigation is intended to verify the methods for applying safety criteria and complying with the orders issued by Terna to ensure system safety. Another goal of the investigation is to identify any specific steps that can be taken to make Sicily’s electrical system more robust.

Emissions Trading
With regard to the Emissions Trading Scheme (ETS), despite the issues that have yet to be resolved concerning the launch of the National Registry of emissions and the issuance of allowances to the plants that began operations in 2005, Enel returned the allowances for 2005 emissions in the manner specified by the applicable regulations. As concerns the period from 2008 to 2012, as called for by Directive 2003/87/EC, the National Allocation Plans were to have been presented to the Commission by June 30, 2006. However, not all Member States met this deadline. Italy issued a first draft of the plan for 2008-2012 for consultation on July 14, 2006. Before submission to the European Commission, the Government has indicated its intention to review the document, especially in the light of its impact on competitiveness. It therefore appears unlikely that the plan will be presented in time for assessment by the European Commission in the session scheduled for November 2006.
As for the allocation of CO2 allowances for the 2005-2007 period, Enel Produzione’s plants have been allocated 48.2 million metric tons in emission allowances for 2005, 40.5 million metric tons for 2006, and 39.9 million metric tons for 2007. The actual emissions exceeded these allowances by about 8.0 million metric tons in 2005 and about 7.6 million metric tons for the first nine months of 2006. In order to cover the cumulative deficit, Enel Produzione has turned to the spot market to procure 6.2 million metric tons and the forward market for 5.7 million metric tons. The remaining deficit of 3.7 million metric tons has been valued at the market price of the end of the period.
Net electricity generation

3rd Quarter				Millions of kWh	First nine months
2006	2005	Change			2006	2005	Change

18,955	20,500	(1,545)	-7.5%	Thermal	56,599	60,503	(3,904)	-6.5%
6,659	6,056	603	10.0%	Hydroelectric	19,369	18,915	454	2.4%
1,294	1,230	64	5.2%	Geothermal	3,853	3,705	148	4.0%
80	86	(6)	-7.0%	Other sources	311	269	42	15.6%

26,988	27,872	(884)	-3.2%	Total net generation	80,132	83,392	(3,260)	-3.9%
In the first nine months of 2006, net electricity generation totaled 80,132 million kWh, a decrease of 3.9% over the same period of 2005. More specifically, thermal generation declined by 3,904 million kWh, which was partially offset by an increase in hydroelectric generation (up 454 million kWh), geothermal generation (up 148 million kWh), and generation from other sources (up 42 million kWh) as a result of the entry into service of new wind plants.

Contribution to gross thermal generation

3rd Quarter				Millions of kWh	First nine months
2006		2005			2006		2005
1,016	5.1%	1,305	6.0%	High-sulfur fuel oil (S>0.25%)	6,756	11.2%	3,928	6.1%
1,679	8.3%	2,000	9.2%	Low-sulfur fuel oil (S<0.25%)	6,500	10.8%	8,079	12.6%
2,695	13.4%	3,305	15.2%	Total fuel oil	13,256	22.0%	12,007	18.7%
10,110	50.1%	10,524	48.3%	Natural gas	25,529	42.3%	29,608	46.0%
7,280	36.1%	7,894	36.3%	Coal	21,392	35.4%	22,563	35.1%
85	0.4%	42	0.2%	Other fuels	183	0.3%	135	0.2%

20,170	100.0%	21,765	100.0%	TOTAL	60,360	100.0%	64,313	100.0%
In the first nine months of 2006, the fuel mix used in thermal generation saw a decrease in natural gas and a rise in the use of fuel oil.
The reduced use of natural gas for electricity generation and the consequent increased use of fuel oil is related to the decree of the Ministry for Economic Development that established certain modifications to the operations of thermal power plants in early 2006 in order to reduce the consumption of gas for electricity generation.
Operating performance in the 3rd Quarter
Revenues totaled €3,814 million in the 3rd Quarter of 2006, an increase of €805 million (up 26.8%) over the same period of 2005, due primarily to the following factors:
▪	a €563 million increase in revenues related to trading on international markets, with an increase in sales of some 9 TWh, and to growth in operations on the free market;

▪	a €157 million increase in revenues from electricity sales on the Power Exchange, related primarily to price increases;

▪	the recognition of €36 million in revenues for work in progress related to activities abroad (Spain, El Salvador and Bulgaria) following the acquisition of the engineering and construction business unit from Enelpower in January 2006.
The gross operating margin for the 3rd Quarter totaled €795 million, an increase of €112 million (up 16.4%) over the €683 million posted in 3rd Quarter of 2005. This increase primarily reflects the smaller negative impact for the two periods considered of the fair value measurement of contracts for differences with the Single Buyer (up €117 million), which was partially offset by the reduction in the generation margin (down €5 million).

Operating income reached €548 million for an increase of €124 million (up 29.2%) over the 3rd Quarter of 2005 (€424 million); with respect to the gross operating margin, this figure benefited from lower depreciation and amortization in the amount of €12 million.
Operating performance in the first nine months
Revenues for the first nine months of 2006 totaled €11,723 million, an increase of €2,231 million (up 23.5%) over the same period of 2005, due primarily to the following factors:
▪	a €1,612 million increase in revenues related to trading on international markets, with an increase in sales of some 24 TWh, and to growth in operations on the free market;

▪	a €713 million increase in revenues from electricity sales on the Power Exchange due both to price increases and to the recognition of the recovery of higher costs incurred for the “gas emergency”, as called for by the Authority for Electricity and Gas, which defined the procedure for the reimbursement of such costs with Resolution no. 178/06;

▪	a €135 million increase in revenues from the sale of fuel for trading, which was the net result of the €213 million increase in gas sales and the €78 million decline in sales of other fuels;

▪	an increase of €92 million in revenues for the benefits resulting from the implementation of settlement agreements with Siemens (€51 million) and the settlement of prior-year items with the ISO, now Terna (€41 million);

▪	the recognition of €68 million in revenues for work in progress related to activities abroad (Spain, El Salvador and Bulgaria) following the acquisition of the engineering and construction business unit from Enelpower;

▪	recognition for the first nine months of 2005 of prior-year regulatory items in the amount of €362 million related to reserve services provided to the ISO (now the Electricity System Operator) for the period from 2002 to March 31, 2004 (€262 million) and to the reimbursement of green certificate charges incurred in 2002 and 2003 paid by the Authority for Electricity and Gas following Resolution no. 101/2005 (€100 million);

▪	a decrease in payments for transactions on the Power Exchange (primarily lower capacity payments, which, in 2005, also included the variable portion related to 2004) in the amount of €73 million (€61 million in the first nine months of 2006 compared with the €134 million in the first nine months of 2005).
The gross operating margin came to €2,645 million, a decline of €283 million (down 9.7%) from the €2,928 million posted in first nine months of 2005. This reduction is essentially attributable to the smaller contribution of prior-year items (down €270 million), as well as the effects of the fair value measurement of contracts for differences with the Single Buyer (down €305 million). These decreases were partially offset by an improvement in the generation margin (up €292 million).
Operating income totaled €1,961 million, a decrease of €131 million (down 6.3%) from the first nine months of 2005. The decline in the gross operating margin described above was partially offset by the benefits resulting from the €152 million decrease in depreciation, amortization and impairment losses.
Capital expenditure
Capital expenditure came to €526 million, €513 million of which for generation plants. The main investments for the first nine months of 2006 concerned the continuation of projects on the thermoelectric plants in the amount of €382 million (including the coal conversion of the Torrevaldaliga Nord plant for €183 million and the transformation of the Santa Barbara plant to combined cycle for €44 million), the refurbishing/repowering of various hydroelectric plants in the amount of €74 million (€18 million of which to cover green certificate needs), and various minor projects concerning geothermal generation plants (€48 million) and wind plants (€9 million).

Domestic Infrastructure and Networks
The Domestic Infrastructure and Networks Division is responsible for operating the electricity and gas distribution networks.
The activities are carried out by:
▪	Enel Distribuzione and Deval (the latter’s operations are limited to the Valle d’Aosta region) for the distribution of electricity to the free and regulated markets;

▪	Enel Rete Gas for the distribution of gas;

▪	Enel Sole for public and artistic lighting.

3rd Quarter			Millions of euro	First nine months
2006	2005	Change		2006	2005		Change
			Electricity
1,279	1,402	(123)	Revenues	3,882	3,843		39
788	878	(90)	Gross operating margin	2,440	2,352		88
607	714	(107)	Operating income	1,894	1,862		32

			Gas
34	35	(1)	Revenues	198	215		(17)
—	5	(5)	Gross operating margin	84	110		(26)
(19)	(16)	(3)	Operating income	28	53		(25)

			Total
1,313	1,437	(124)	Revenues	4,080	4,058		22
788	883	(95)	Gross operating margin	2,524	2,462		62
588	698	(110)	Operating income	1,922	1,915		7
			Operating assets	15,946	15,708	(1)	238
			Operating liabilities	3,490	3,567	(1)	(77)
			Employees at end of period (no.)	25,145	25,769	(1)	(624)
			Capital expenditure	979	1,083		(104)

(1)	At December 31, 2005.
Operating performance in the 3rd Quarter
Revenues totaled €1,313 million in the 3rd Quarter of 2006, a decrease of €124 million (down 8.6%) from the same period of 2005, due to the following factors:
▪	a €123 million decrease in revenues from the electricity network, primarily attributable to the gain recognized in the 3rd Quarter of 2005 for the sale of the business unit in the Province of Trento in the amount of €91 million and the reduction in connection fees in the amount of €16 million;

▪	a €1 million decrease in revenues from the gas network.

The gross operating margin totaled €788 million in the 3rd Quarter, a decrease of €95 million (down 10.8%) due to:
▪	a €90 million decrease in the electricity network margin due essentially to the aforementioned gain posted in 2005 following the sale of the business unit in the Province of Trento;

▪	a €5 million decrease in the gas network margin related to the decline in the gas margin and non-recurring charges.
Operating income, after increased depreciation and amortization in the amount of €15 million, totaled €588 million in the 3rd Quarter (down €110 million from the same period of the previous year).
Operating performance in the first nine months
Revenues totaled €4,080 million in the first nine months of 2006, an increase of €22 million (up 0.5%) over the same period of 2005, due to the following factors:
▪	a €39 million increase in revenues from the electricity network due essentially to an increase in revenues for the transport of electricity in the amount of €64 million. This increase reflects the greater quantity of electricity transported and was partially offset by the decline in connection fees of €16 million;

▪	a €17 million decrease in revenues from the gas network, which is essentially attributable to the decline in gas volumes transported (€6 million) and the recognition of non-recurring gains in the first nine months of 2005 (€10 million).
The gross operating margin totaled €2,524 million, an increase of €62 million (up 2.5%) due to:
▪	a €88 million increase in the performance of the electricity network, thanks essentially to the improvement in the electricity margin (€57 million) and the containment of operating costs;

▪	a €26 million decrease in the gas network margin related to the decline in the gas margin and non-recurring items in 2005 resulting from a settlement.
Operating income, after depreciation, amortization and impairment losses in the amount of €602 million (€547 million for the same period of the previous year), came to €1,922 million, increasing by €7 million (up 0.4%) over the first nine months of 2005.
Capital expenditure
Capital expenditure fell by €104 million, due essentially to a decline in investments for the low-voltage network as a result of the gradual completion of the digital metering project.

International
All resources used in international activities relating to the production, distribution and sale of electricity and gas are concentrated in the International Division.
The chief areas of operation are:
▪	Spain, where the Division is engaged in power generation (Enel Viesgo Generación and Enel Unión Fenosa), power distribution and sales, and support services (Electra de Viesgo Distribución, Enel Viesgo Energia and Enel Viesgo Servicios);

▪	Central and Eastern Europe, where it is engaged in power generation in Slovakia (Slovenské Elektrárne), generation and support in Bulgaria (Maritza East III and Maritza East 3), power distribution, sales and support in Romania (Enel Electrica Banat, Enel Electrica Dobrogea and Enel Servicii), and energy trading and sales in the Russian Federation (RusEnergoSbyt);

▪	the Americas, where it is engaged in generating power from renewable resources (Enel North America, Enel Latin America and Enel Panama).

3rd Quarter			Millions of euro	First nine months
2006	2005	Change		2006	2005		Change
861	483	378	Revenues	2,125	1,285		840
(1)	—	(1)	Net income/(charges) from commodity risk management	(1)	—		(1)
244	126	118	Gross operating margin	617	341		276
80	52	28	Depreciation, amortization and impairment losses	202	139		63
164	74	90	Operating income	415	202		213
			Operating assets	7,360	4,282	(1)	3,078
			Operating liabilities	1,883	813	(1)	1,070
			Employees at end of period (no.)	13,908	5,024	(1)	8,884
			Capital expenditure	228	166		62

(1)	At December 31, 2005.
Regulatory and rate issues
Slovakia
The must-run plants of Slovenské Elektrárne (SE)
Slovenské Elektrárne (SE) owns two thermal plants that, in compliance with the “general economic interest” clause of the new Slovakian Energy Act (Law 658/2004), are required to guarantee availability of capacity and electricity.
The law states that SE is to be compensated for costs incurred for the operation of these plants, which cannot be recovered through the sale of electricity on the market, through a System Costs (SC) rate component levied on all final consumers. This rate component is set annually by the Slovakian regulator (URSO) based on the expected extra costs to be paid to SE.
With its Decisions 9/2006/E, 150/2006 and 290/2006, the URSO set the reimbursement for the two must-run plants at a total of SKK 2.2 billion (equal to about €59 million) for 2005 and set the compensation for 2006 at a total of SKK 2.7 billion (equal to about €72 million). Based on actual final data, SE feels that the amount for 2005 is insufficient. Therefore, in May 2006, the company filed a formal request for an additional reimbursement from URSO, thereby initiating negotiations with the regulatory body, which are still under way.
It is expected that a request for additional reimbursement will again be necessary for 2006. The decisions of the URSO defining the reimbursement amounts for must-run plants for 2007 are expected in November or December.
Proposed amendments to the Energy Act and the law establishing the Slovakian regulator (URSO)
On October 5, the Slovakian Ministry for the Economy published a proposal for changes to the Slovakian Regulatory Act, which established the Slovakian regulator URSO, and the Energy Act. A draft has been published for consultation that includes important changes to the laws concerning:
▪	the scope of URSO’s regulatory powers;

▪	the composition of the URSO board;

▪	the procedures for approving URSO pricing decisions.
SE has submitted its own observations, which criticize the substance of the new proposals as presented in the recent draft.
Spain
Emissions Trading
In Spain, the plants of Enel Viesgo Generación have been allocated allowances of 3.9 million metric tons for 2005, 3.4 million metric tons for 2006, and 2.7 million metric tons for 2007. Actual emissions exceeded these quotas by 2.1 million metric tons in 2005 and 0.7 million metric tons for the first nine months of 2006. It should also be noted that in order to cover the cumulative deficit, Enel Viesgo Generación has turned to the spot market for 1.0 million metric tons and the forward market for 1.1 million metric tons. The remaining deficit of 0.7 million metric tons has been valued at the market price at the end of the period.
In that regard, it should be noted that Span’s Royal Decree Law 3/2006 also calls for the deduction from the generation remuneration of a portion of the emission rights allocated free of charge by the national plan for 2006. Issuance of the related detailed regulations is still pending.

Net electricity generation

3rd Quarter				Millions of kWh	First nine months
2006	2005	Change			2006	2005	Change
3,039	2,188	851	38.9%	Thermal	6,977	7,073	(96)	-1.4%
1,682	686	996	145.2%	Hydroelectric	4,294	2,138	2,156	100.8%
3,783	—	3,783	—	Nuclear	6,308	—	6,308	—
191	312	(121)	-38.8%	Other sources	907	1,004	(97)	-9.7%

8,695	3,186	5,509	172,9%	Total net generation	18,486	10,215	8,271	81.0%
     Net generation abroad in the first nine months of 2006 totaled 18,486 million kWh, an increase of 8,271 million kWh, attributable primarily to the consolidation of Slovenské Elektrárne (9,627 million kWh), which mainly contributes with nuclear and hydroelectric power generation.
Electricity sales

3rd Quarter				Millions of kWh	First nine months
2006	2005	Change			2006	2005	Change
3,307	763	2,544	—	High-voltage	4,774	2,265	2,509	110.8%
499	453	46	10.2%	Medium-voltage	1,472	913	559	61.2%
1,222	1,084	138	12.7%	Low-voltage	3,742	2,431	1,311	53.9%

5,028	2,300	2,728	118.6%	Total electricity sales	9,988	5,609	4,379	78.1%
Electricity sold by the International Division in the first nine months of 2006 increased by 4,379 million kWh, with growth concentrated in the 1st Quarter due to the consolidation of the Romanian companies at the end of April 2006, and in the 3rd Quarter due to the consolidation of RusEnergoSbyt since the end of June 2006.
Operating performance in the 3rd Quarter
Revenues grew by €378 million (up 78.3%), going from €483 million to €861 million. This increase is essentially due to the consolidation of Slovenské Elektrárne (€376 million), RusEnergoSbyt (€75 million) and Enel Panama (€8 million). This was partially offset by the reduction in revenues for the Spanish firms (down €101 million) related to lower energy sales and the application, beginning in the first part of 2006, of regulations governing negotiations between power generators and distributors within a single group.
The gross operating margin reached €244 million for an increase of €118 million (up 93.7%) over the same period of 2005. The increase is essentially due to the consolidation of Slovenské Elektrárne (€115 million), RusEnergoSbyt (€3 million) and

Enel Panama (€5 million), as well as €9 million for the Spanish firms. These increases were partially offset by a reduction in the margins of the Romanian firms by a total of €16 million, which was primarily related to the electricity margin.
Operating income came to €164 million, an increase over the same period of 2005 of €90 million, of which €86 million attributable to the consolidation of Slovenské Elektrárne.
Operating performance in the first nine months
Revenues grew by €840 million (up 65.4%), going from €1,285 million to €2,125 million. This increase is essentially due to the consolidation of Slovenské Elektrárne (€620 million) and RusEnergoSbyt (€75 million) in the 2nd Quarter and Enel Panama (€8 million) in the 3rd Quarter. The growth in revenues can also be attributed to the acquisition, in the 2nd Quarter of 2005, of the two Romanian firms involved in the sale and distribution of electricity (€168 million), income from reimbursements received by Maritza East III related to disputes over project delays (€33 million), and the growth in revenues of the American companies (€30 million). These increases were partially offset by the decline in revenues for the Spanish companies (down €104 million) for the reasons cited in the comments on the results for the quarter.
The gross operating margin came to €617 million, an increase of €276 million (up 80.9%) over the same period of 2005, of which €194 million related to the consolidation of Slovenské Elektrárne (€185 million), RusEnergoSbyt (€4 million), and Enel Panama (€5 million), €28 million related to the consolidation of the Romanian companies, €30 million attributable to Maritza East III, and €28 million to the American companies. These increases were partially offset by a €3 million decline in the margin of the Spanish companies.
Operating income came to €415 million for an increase of €213 million over the same period of 2005, of which €158 million is attributable to the change in the scope of consolidation for the period (€135 million for Slovenské Elektrárne, €15 million for the Romanian firms, €4 million for Enel Panama, and €4 million for RusEnergoSbyt), €27 million to the growth in operating income achieved by the American firms, €23 million related to the Bulgarian firms, and €6 million related to the Spanish firms.
Capital expenditure
Capital expenditure came to €228 million, an increase of €62 million, which is primarily attributable to the investments of Slovenské Elektrárne (€44 million, of which €37 million in the nuclear power field).

Parent Company and Other Activities

3rd Quarter			Millions of euro	First nine months
2006	2005	Change		2006	2005		Change

			Parent Company
284	262	22	Revenues	866	767		99
1	12	(11)	Net income/(charges) from commodity risk management	(5)	(9)		4
41	48	(7)	Gross operating margin	175	54		121
—	—	—	Income from equity exchange transaction	263	—		263
38	46	(8)	Operating income	428	48		380

			Operating assets	921	1,263	(1)	(342)
			Operating liabilities	2,449	1,604	(1)	845
			Employees at end of period (no.)	640	569	(1)	71
			Capital expenditure	3	1		2

			Services and Other Activities
272	396	(124)	Revenues	782	1,089		(307)
44	78	(34)	Gross operating margin	141	182		(41)
23	57	(34)	Operating income	78	120		(42)

			Operating assets	1,780	2,945	(1)	(1,165)
			Operating liabilities	1,126	2,392	(1)	(1,266)
			Employees at end of period (no.)	4,675	5,416	(1)	(741)
			Capital expenditure	37	51		(14)

(1)	At December 31, 2005.
Parent Company
As an industrial holding company, the group parent, Enel SpA, defines strategic targets for the Group and coordinates activities of its subsidiaries and associates. In addition, Enel SpA manages central treasury operations and insurance risk coverage, providing assistance and guidelines on organization, personnel management and labor relations, accounting, administrative, fiscal, legal, and corporate matters. Moreover, Enel retains title to long-term electricity import contracts.
Operating performance in the 3rd Quarter
Revenues came to €284 million in the 3rd Quarter of 2006, an increase of €22 million over the same period of 2005 (up 8.4%), due primarily to the increase in revenues from electricity sales mainly as a result of higher sales prices.
The gross operating margin for the 3rd Quarter of 2006 totaled €41 million, a decrease of €7 million from the same period of 2005. This decrease is primarily attributable to the drop in margins on the electricity sales under the long-term import contracts in the amount of €4 million and to an increase in costs for services.
Operating income came to €38 million, a decline of €8 million from the same period of the previous year (€46 million) in that, with respect to the gross operating margin, it was impacted by an increase of €1 million in depreciation, amortization and impairment losses.
Operating performance in the first nine months
Revenues came to €866 million for the first nine months of 2006, an increase of €99 million over the same period of 2005 (up 12.9%). This increase is primarily related to the growth in revenues from electricity sales due essentially to price increases (€75 million) and to gains connected with the release to the income statement of gains recorded directly to equity in 2005 (€23 million) resulting from the fair value measurement of the Terna bonus shares, the rights for which were exercised in January 2006.
The gross operating margin for the first nine months of 2006 amounted to €175 million, an increase of €121 million over the same period in 2005, related essentially to an improvement in the margin on electricity sales (€80 million) and to the aforementioned income on the Terna bonus shares. These factors also combined with a reduction in operating costs, which was primarily related to lower provisions for risks and charges compared with the first nine months of 2005 (€11 million) and costs incurred during 2005 related to the fourth placement of Enel shares (€10 million).
Operating income came to €428 million, an increase of €380 million over the same period of the previous year (€48 million), due both to the improvement in the gross operating margin and to the recognition of the income related to the Wind-Weather share exchange, which was partially offset by the increase in depreciation, amortization and impairment losses in the amount of €4 million.

Services and Other Activities
The primary purpose of the Services and Other Activities area provides competitive services to the Enel Group companies, such as real estate and facility management services, IT services, personnel training and administration, general administrative services, factoring and insurance services, as well as water-related activities, which are gradually being divested.
For the purposes of comparison between the periods in question, it should be noted that on April 1, 2005, Enel Ape (now Enel Servizi) acquired the “Administration” units of Parent Company, Enel Distribuzione and Enel Produzione, while on July 1, 2005 the Group companies transferred their “Services” units to Enel Servizi. Furthermore, on January 1, 2006, Enel Produzione acquired the Enelpower unit involved in engineering and construction activities for electricity generation plants serving the Group’s needs.
Operating performance in the 3rd Quarter
Revenues for the Services and Other Activities area came to €272 million in the 3rd Quarter of 2006, compared with €396 million in the same period of 2005. The decline of €124 million (down 31.3%) is essentially the result of the sale to Enel Produzione of the engineering and construction unit (down €142 million).
The gross operating margin for the 3rd Quarter of 2006 totaled €44 million, a decrease of €34 million from the same period of 2005. This decline is essentially the result of the sale to Enel Produzione of the engineering and construction unit (down €31 million).
Operating income in the 3rd Quarter of 2006 came to €23 million, declining by €34 million.
Operating performance in the first nine months
Revenues for the Services and Other Activities area in the first nine months of 2006 came to €782 million, compared with €1,089 million in the same period of 2005. This decline of €307 million (down 28.2%) is essentially the result of the sale to Enel Produzione of the engineering and construction unit (down €404 million) and smaller gains on the sale of real estate by Dalmazia Trieste (down €19 million), which was partially offset by higher revenues for staff services delivered by Enel Servizi thanks to its acquisitions of these operations in the 2nd and 3rd Quarters of 2005 (up €118 million).

The gross operating margin for the first nine months of 2006 amounted to €141 million, a decrease of €41 million (down 22.5%) from the same period of 2005, related essentially to the decrease in real estate gains and the sale of the engineering and construction unit.
Operating income amounted to €78 million for the first nine months of 2006, down €42 million from the same period of 2005.

Consolidated Financial Statements

Condensed Consolidated Income Statement

3rd Quarter				Millions of euro	First nine months
2006	2005	Change			2006	2005	Change

9,556	8,312	1,244	15.0%	Total revenues	28,621	24,464	4,157	17.0%

7,473	6,412	1,061	16.5%	Total costs	21,813	18,687	3,126	16.7%

(180)	(99)	(81)	81.8%	Net income/(charges) from commodity risk management	(544)	226	(770)	—

1,903	1,801	102	5.7%	GROSS OPERATING MARGIN	6,264	6,003	261	4.3%

—	—	—	—	Income from equity exchange transaction	263	—	263	—

583	542	41	7.6%	Depreciation, amortization and impairment losses	1,642	1,658	(16)	-1.0%

1,320	1,259	61	4.8%	OPERATING INCOME	4,885	4,345	540	12.4%

44	28	16	57.1%	Financial income	205	181	24	13.3%
247	227	20	8.8%	Financial expense	689	732	(43)	-5.9%
(203)	(199)	(4)	2.0%	Total financial income/(expense)	(484)	(551)	67	-12.2%

1	(23)	24	—	Share of income/(expense) from equity investments accounted for using the equity method	(7)	(20)	13	-65.0%

1,118	1,037	81	7.8%	INCOME BEFORE TAXES	4,394	3,774	620	16.4%

425	435	(10)	-2.3%	Income taxes	1,674	1,549	125	8.1%

693	602	91	15.1%	INCOME FROM CONTINUING OPERATIONS	2,720	2,225	495	22.2%

—	889	(889)	—	INCOME FROM DISCONTINUED OPERATIONS	—	1,272	(1,272)	—

693	1,491	(798)	-53.5%	NET INCOME FOR THE PERIOD (shareholders of the Parent Company and minority interests)	2,720	3,497	(777)	-22.2%

31	132	(101)	-76.5%	Attributable to minority interests	80	223	(143)	-64.1%
662	1,359	(697)	-51.3%	Attributable to shareholders of the Parent Company	2,640	3,274	(634)	-19.4%

				Earnings per share (euro) (1)	0.43	0.53	(0.10)	-18.9%

(1)	Diluted earnings per share are equal to earnings per share.

Condensed Consolidated Balance Sheet

Millions of euro
	at Sep. 30, 2006	at Dec. 31, 2005	Change
ASSETS

Non-current assets
- Property, plant and equipment and intangible assets	33,122	30,795	2,327
- Investment property	9	—	9
- Goodwill	2,134	1,575	559
- Equity investments accounted for using the equity method	2,012	1,797	215
- Other non-current assets (1)	2,688	3,589	(901)
Total	39,965	37,756	2,209

Current assets
- Trade receivables	7,686	8,316	(630)
- Inventories	1,319	884	435
- Cash and cash equivalents	687	476	211
- Other current assets (2)	4,265	3,070	1,195
Total	13,957	12,746	1,211

TOTAL ASSETS	53,922	50,502	3,420

LIABILITIES AND SHAREHOLDERS’ EQUITY

- Equity attributable to the shareholders of the Parent Company	17,893	19,057	(1,164)
- Equity attributable to minority interests	612	359	253
Total	18,505	19,416	(911)

Non-current liabilities
- Long-term loans	11,243	10,967	276
- Other provisions and deferred tax liabilities	7,392	6,393	999
- Other non-current liabilities	1,087	1,108	(21)
Total	19,722	18,468	1,254

Current liabilities
- Short-term loans and current portion of long-term loans	2,888	2,296	592
- Trade payables	5,528	6,610	(1,082)
- Other current liabilities and tax provision for the period	7,279	3,712	3,567
Total	15,695	12,618	3,077

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	53,922	50,502	3,420

(1)	Of which long-term financial receivables: €217 million at September 30, 2006 and €63 million at December 31, 2005.

(2)	Of which short-term financial receivables: €717 million at September 30, 2006 and €412 million at December 31, 2005.

Condensed Consolidated Statement of Cash Flows

Millions of euro	First nine months
	2006	2005

Cash flows from operating activities (a)	5,403	4,991
- of which discontinued operations		730

Investments in tangible and intangible assets	(1,795)	(2,236)

Investments in entities (or business units) less cash and cash equivalents acquired	(923)	(493)

Disposals of entities (or business units) less cash and cash equivalents sold	518	4,641
(Increase)/Decrease in other investing activities	49	163
Cash flows from investing/disinvesting activities (b)	(2,151)	2,075
- of which discontinued operations		(439)

Change in net financial debt	(408)	(2,793)
Dividends paid	(2,715)	(2,303)
Increase in share capital and reserves due to the exercise of stock options	77	296
Capital contributed by minority shareholders	—	3
Cash flows from financing activities (c)	(3,046)	(4,797)
- of which discontinued operations		(11)

Impact of exchange rate fluctuations on cash and cash equivalents (d)	(2)	8

Increase/(Decrease) in cash and cash equivalents (a+b+c+d)	204	2,277
- of which discontinued operations		280

Cash and cash equivalents at beginning of the period	508	363
- of which discontinued operations		133

Cash and cash equivalents at the end of the period	712 (1)	2,640
- of which discontinued operations (2)		-

(1)	Of which, € 25 million in other securities at September 30, 2006.

(2)	Cash and cash equivalents related to discontinued operations, which at the time of the disposal were equal to €413 million have been deducted from the capital gain included in the cash flows from disinvesting activities.

Statement of Income and Charges Recognized for the Period

Millions of euro	First nine months
	2006	2005

Effective portion of change in the fair value of cash flow hedges	44	112
Share from equity investments accounted for using the equity method	3	—
Change in the fair value of financial investments available for sale	20	115
Exchange rate differences	(13)	(15)

Net income for period recognized in equity	54	212
Net income for period recognized in income statement	2,720	3,497

Total income and charges recognized in the period	2,774	3,709

Attributable to:
- shareholders of the Parent Company	2,693	3,486
- minority interests	81	223

Operating performance and financial position
Group operating performance
Revenues

3rd quarter			Millions of euro	First nine months
2006	2005	Change		2006	2005	Change

8,848	7,508	1,340	Electricity sales and transport and Electricity Equalization Fund contributions	25,615	21,299	4,316
192	161	31	Gas sold to end-users	1,167	1,032	135
3	100	(97)	Capital gains on disposal of assets	96	111	(15)
513	543	(30)	Other services, sales and revenues	1,743	2,022	(279)

9,556	8,312	1,244	Total	28,621	24,464	4,157
In the 3rd Quarter of 2006, revenues from “electricity sales and transport and Electricity Equalization Fund contributions” amounted to €8,848 million, an increase of €1,340 million (up 17.8%) compared with the corresponding period of the previous year. The increase reflects the rise of €667 million in revenues from the international market, of which €326 million from the consolidation of Slovenské Elektrárne since the end of April, 2006, €75 million from the consolidation of RusEnergoSbyt and €8 million from the acquisition of Enel Panama on August 1, 2006. Also contributing were higher revenues from the sale and transport of electricity in Italy on the free and regulated markets (up €534 million), largely as a result of the increase in rates as from the 2nd Quarter of 2006, and the higher revenues from the “Ancillary Services Market” (up €103 million).
In the first nine months of 2006, revenues from “electricity sales and transport and Electricity Equalization Fund contributions” amounted to €25,615 million, up €4,316 million, or 20.3%, compared with the corresponding period of 2005. The increase is ascribable to the following factors:
▪	an increase of €2,106 million from higher revenues from the transport and sale of electricity on the domestic free and regulated markets (up €1,034 million), essentially the result of higher unit electricity rates and an expansion of volumes sold on the free market; higher revenues assigned to the coverage of generation costs reflected in rates (up €980 million); and equalization payments for the coverage of generation costs not yet reflected in rates (up €52 million);

▪	an increase of €1,643 million in revenues from abroad, of which €559 million from Slovenské Elektrárne, €175 million from the Romanian electricity distribution and sales companies Enel Electrica Banat and Enel Electrica Dobrogea, €75 million from RusEnergoSbyt, €29 million from the American companies and €786 million from international electricity trading;

▪	an increase of €662 million in revenues from sales on the Power Exchange, of which €380 million relates to remuneration of ancillary services;

▪	a decrease in contributions from the Electricity Equalization Fund in connection with the recognition in the first half of 2005 of revenues of €100 million for the reimbursement of the charges incurred for green certificates in 2002 and 2003.
Revenues from the “sale and transport of gas to end-users” rose by €31 million in the 3rd Quarter of 2006 (up 19.3%), while in the first nine months of 2006 revenues showed an increase of €135 million (up 13.1%). The rise is attributable to the increase in the raw material component of gas rates, which more than offset the decline in volumes sold.
“Capital gains on the disposal of assets” totaled €3 million in the 3rd Quarter of 2006, a fall of €97 million mainly attributable to the recognition in the 3rd Quarter of 2005 of capital gains from the sale of the distribution network in the Province of Trento. For the first nine months of 2006, the reduction was less pronounced (down €15 million) as a result of the capital gains realized on the sale in the 2nd Quarter of 2006 of the distribution networks in 18 municipalities in the Province of Modena (€85 million).
“Other services, sales and revenues” came to €1,743 million in the first nine months of 2006 (€513 million in the 3rd Quarter of 2006), a reduction of €279 million with respect to the corresponding period of 2005 (the decline for the 3rd Quarter only was €30 million). Most of this reduction is related to gains recognized in the 2nd Quarter of 2005 in the amount of €262 million for prior-year regulatory items connected with reserve services provided to the ISO (now the Electricity System Operator), and to a fall of €100 million in the first nine months of 2006 of revenues from contract work in progress (down €25 million in the 3rd Quarter of 2006), due to the decline in engineering and construction for third parties, both domestically and abroad, which was limited to the completion of work in progress. As regards revenues in the first nine months of the year, the reductions were partly offset by reimbursements to Maritza East III in connection with disputes over project delays (€33 million).

Costs

3rd quarter			Millions of euro	First nine months
2006	2005	Change		2006	2005	Change

4,396	3,708	688	Electricity purchases from third parties	12,700	10,396	2,304
1,066	1,015	51	Consumption of fuel for electricity generation	3,150	2,795	355
234	233	1	Purchases of fuel for trading and natural gas for resale to end-users	1,194	1,057	137
234	190	44	Materials	573	557	16
702	656	46	Personnel	2,073	2,022	51
863	712	151	Services, leases and rentals	2,386	2,174	212
12	—	12	Charges for CO2 emissions	34	—	34
176	142	34	Other operating expenses	341	415	(74)
(210)	(244)	34	Capitalized costs	(638)	(729)	91

7,473	6,412	1,061	Total	21,813	18,687	3,126
The cost of “electricity purchases from third parties” rose by €688 million in the 3rd Quarter of 2006 (up 18.6%) and by €2,304 million in the first nine months (up 22.2%). The increase mainly reflects the rise in the average cost of electricity, which was partly offset by a fall in the quantities purchased in the periods, essentially as a result of a decline in net imports and lower sales to the regulated market.
“Consumption of fuel for electricity generation” came to €1,066 million in the 3rd Quarter of the year, up €51 million with respect to the corresponding period of 2005 (up 5.0%), and, in the first nine months of 2006, came to €3,150 million, an increase of €355 million (up 12.7%) due primarily to the increase in the average unit cost of fuels, which more than offset the effects of the decline in thermal electricity generation.
“Purchases of fuel for trading and natural gas for resale to end-users” remained substantially unchanged in the 3rd Quarter of 2006 with respect to the corresponding quarter of the previous year, but rose by €137 million for the first nine months of the year (up 13.0%), essentially as a result of higher prices, which were reflected in costs for the purchase of natural gas for resale to end-users.
Costs for “materials” came to €234 million in the 3rd Quarter (€573 million in the first nine months), up €44 million (up €16 million for the first nine months), basically due to the increased use of materials by the Domestic Generation and Energy Management Division for the maintenance of power plants and to the expanded scope of consolidation of the International Division. The increases were partly offset by a contraction in consumption of materials by the Domestic Infrastructure and Networks Division following the gradual completion of the digital metering project.

“Personnel costs” for the 3rd Quarter of 2006 totaled €702 million, up €46 million or 7.0%. Excluding the effects of the change in the scope of consolidation, which mainly regarded foreign companies, personnel costs in the 3rd Quarter increased by €15 million, while the average workforce rose 1.2%.
In the first nine months of 2006, personnel costs totaled €2,073 million, up €51 million compared with the corresponding period of 2005 (up 2.5%). Excluding the consolidation effects mentioned above, personnel costs in the first nine months of the year fell by €3 million, while the average workforce diminished by 3.1%. The result takes account of the total charge of €48 million arising from the renewal of the national collective bargaining agreement. Personnel costs in the first nine months of the year also include a charge of around €40 million, recognized in the 3rd Quarter, in respect of the employee retirement incentive scheme.
Costs for “services, leases and rents” totaled €863 million in the 3rd Quarter of 2006, up €151 million or €21.2% compared with the same period of 2005, while the costs for the first nine months came to €2,386 million, an increase of €212 million (up 9.8%), mainly due to electricity and gas wheeling costs.
“Charges for CO2 emissions” amounted to €12 million in the 3rd Quarter of 2006 and €34 million in the first nine months. The charges relate to the allowance deficit for the two periods in question (valued at the procurement price for allowances already covered by spot and forward purchases and by the prices at the end of September for allowances that were not yet covered). The values are offset by the positive effect of the alignment of the allowance deficit for 2005 with the procurement prices for allowances purchased in 2006. The prices were lower than the market prices used for the measurement made at December 31, 2005.
“Other operating costs” in the 3rd Quarter of 2006 showed an increase of €34 million compared with the corresponding period of the previous year (up 23.9%), mainly due to the increased charges arising from the consolidation of Slovenské Elektrárne. In the first nine months of the year, other operating costs came to €341 million, a fall of €74 million (down 17.8%) due to lower green certificate charges (down €50 million) and smaller provisions for risks and charges (down €29 million).
In the 3rd Quarter and in the first nine months of 2006, “capitalized costs” fell by €34 million (down 13.9%) and €91 million (down 12.5%) respectively, primarily due to lower investment by the Domestic Infrastructure and Networks Division, partially offset by an increase in investment by the International Division. The capitalized costs for the first nine months of the year refer to personnel costs (€272 million) and materials costs (€366 million).
Net income/(charges) from commodity risk management came to a negative €180 million in the 3rd Quarter of 2006 (a negative €99 million in the 3rd Quarter of 2005) and a negative €544 million in the first nine months of 2006 (compared with a positive €226 million in the first nine months of 2005). This development is due primarily to greater net charges on contracts for differences with the Single Buyer. In particular, net charges for the first nine months of 2006 include €327 million realized during the period and €217 million for the fair value measurement of derivative contracts at the end of the period. In the 3rd Quarter of 2006, net realized amounts were a negative €184 million, while the fair value measurement of derivatives was a positive €4 million.
These results reflect increases in energy prices in the pool, which also resulted in an increase in revenues from electricity sales on the Power Exchange.
Income from equity exchange transaction is related to the measurement of the effects of the equity exchange of 30.97% of Wind for 20.9% of Weather, which led to the recognition of income of €263 million.
Depreciation, amortization and impairment losses rose by €41 million (up 7.6%) in the 3rd Quarter, which is essentially a reflection of the higher charges arising from the consolidation of Slovenské Elektrárne. Depreciation, amortization and impairment losses contracted by €16 million or 1.0% in the first nine months of the year, due primarily to a decline in the impairment of receivables, which more than offset the increase associated with expansion of the scope of consolidation mentioned above.
Operating income amounted to €1,320 million in the 3rd Quarter of 2006, an increase of €61 million with respect to the 3rd Quarter of 2005 (up 4.8%). In the first nine months of 2006, operating income came to €4,885 million, an increase of €540 million (up 12.4%). Contributing to the rise was €263 million in income generated from the Wind-Weather equity exchange.
Other factors that contributed to the rise in operating income are outlined in the analysis of results by Division.
Net financial expense and the result of equity investments accounted for using the equity method show an overall improvement of €20 million in the 3rd Quarter compared with the corresponding quarter of 2005. Net financial expense remained substantially unchanged, while the improvement in the negative result from equity investments accounted for using the equity method mainly reflects the recognition in the 3rd Quarter of 2005 of the share of the loss associated with the 37.25% investment in Wind.
In the first nine months of 2006, these charges fell by €80 million compared with the corresponding period of 2005. The fall in net financial expense is mainly due to a reduction in average debt in the period.
In the 3rd Quarter of 2006, income taxes totaled €425 million, representing an effective tax rate of 38.0%. The tax charge for the first nine months of 2006 amounted to an estimated €1,674 million, representing an effective tax rate of 38.1%, compared with 41.0% in the first nine months of 2005. Excluding the income generated by the Wind-Weather equity exchange, the effective tax rate for the first nine months of the year would be 40.4%.
Analysis of the Group’s financial position
Non-current assets – €39,965 million
Property, plant and equipment and intangible assets, including investment property increased by a total of €2,336 million in the first nine months of 2006. The rise was essentially due to the change in the scope of consolidation resulting from the acquisition of a 66% stake in Slovenské Elektrárne (€2,088 million), Enel Panama (€159 million) and capital expenditure in the period amounting to €1,795 million, net of depreciation, amortization and value impairments totaling €1,604 million.
Goodwill totaled €2,134 million, an increase of €559 million, mainly attributable to the recognition of goodwill related to the acquisition of Slovenské Elektrárne (€461 million), RusEnergoSbyt (€80 million), Enel Panama (€61 million) and Erelis (€14 million), net of the elimination of goodwill related to the sale of 30% of Enel Unión Fenosa Renovables (down €49 million).
Equity investments accounted for using the equity method totaled €2,012 million, including €1,962 million for the investment in Weather (26.1%). Other non-current assets came to €2,688 million, down €901 million as a result of the following:
▪	a €652 million decrease in the receivables from the Electricity Equalization Fund related essentially to the reclassification to current assets of the portion of the receivable for the reimbursement of stranded costs due within the next year, as envisaged by the Authority in its Resolution no. 132/06 of June 28, 2006

▪	the reclassification in the first nine months of 2006 of the 5.2% investment in Weather to equity investments accounted for using the equity method; it had been recognized among non-current financial assets in the amount of €286 million at December 31, 2005;

▪	a decline of €275 million in deferred tax assets, mainly due to the recognition in the income statement of taxation for the first nine months of 2006;

▪	release of the deposit for the purchase of 66% of Slovenské Elektrárne (€168 million), which was recognized among non-current financial assets at the end of 2005;

▪	an increase in other non-current assets related to the consolidation of Slovenské Elektrárne in the amount of €336 million.
Current assets – € 13,957 million
The reduction of €630 million in trade receivables is largely ascribable to receivables in respect of gas sales and the settlements of transactions on the Power Exchange by the power generation companies.
The increase of €435 million in inventories essentially regards the change in the scope of consolidation with the acquisition of Slovenské Elektrárne and the increased value of fuel inventories.
Other current assets break down as follows:

Millions of euro
	Sep. 30,2006	Dec. 31,.2005	Change

Current financial assets	787	569	218
Tax receivables	867	789	78
Receivables from Electricity Equalization Fund	1,405	816	589
Receivables due from others	1,206	896	310

Total	4,265	3,070	1,195
Equity attributable to the shareholders of the Parent Company– €17,893 million
The equity attributable to the shareholders of the Parent Company totaled €17,893 million at September 30, 2006. The main changes in the period regard net income for the period (€2,640 million), the exercise of 14,012,295 options granted under the stock option plans of 2002, 2003 and 2004 (€77 million) and the payment of the balance on the dividend for 2005 (€2,715 million), equal to €0.44 per share. In addition, on September 6, 2006, the Board of Directors approved an interim dividend for 2006 of €0.20 per share (for a maximum of €1,234 million). The interim dividend will be paid as from November 23, 2006, with the ex-dividend date falling on November 20, 2006.
Share capital at September 30, 2006 consisted of 6,171,083,941 ordinary shares with a par value of €1.00 each.

Statement of changes in equity

	Share capital and reserves attributable to the shareholders of the Parent Company
						Translation of		Reserve from		Equity
						financial		equity		attributable
						statements in	Reserve from	investments		to the	Equity
						currencies	measurement of	accounted for		shareholders	attributable
	Share	Share premium	Legal	Other	Retained	other than the	financial	using the	Net income for	of the Parent	to minority	Shareholders’
Millions of euro	capital	reserve	reserve	reserves	earnings	euro	instruments	equity method	the period	Company	interests	equity

January 1, 2005	6,104	208	1,453	2,255	7,543	2	(229)	—	617	17,953	1,113	19,066

Exercise of stock options	46	267	—	(16)	—	—	—	—	—	297	—	297
Change in scope of consolidation	—	—	—	—	—	—	—	—	—	—	(907)	(907)
Allocation of net income from the previous year	—	—	—	—	617	—	—	—	(617)	—	(89)	(89)
Dividends	—	—	—	—	(2,214)	—	—	—	—	(2,214)	—	(2,214)
Interim dividend for 2005	—	—	—	—	—	—	—	—	(1,169)	(1,169)	—	(1,169)
Net income for period recognized in equity	—	—	—	—	—	(15)	227	—	—	212	—	212
Net income for period recognized in income statement	—	—	—	—	—	—	—	—	3,274	3,274	223	3,497
September 30, 2005	6,150	475	1,453	2,239	5,946	(13)	(2)	—	2,105	18,353	340	18,693

January 1, 2006	6,157	511	1,453	2,245	5,923	40	2	—	2,726	19,057	359	19,416

Exercise of stock options	14	69	—	(6)	—	—	—	—	—	77	—	77
Other changes	—	—	—	5	16	—	(6)	—	—	15	—	15
Change in scope of consolidation	—	—	—	—	—	—	—	—	—	—	174	174
Allocation of net income from the previous year	—	—	—	—	2,726	—	—	—	(2,726)	—	—	—
Dividends	—	—	—	—	(2,715)	—	—	—	—	(2,715)	(2)	(2,717)
Interim dividend for 2006	—	—	—	—	—	—	—	—	(1,234)	(1,234)	—	(1,234)
Net income for period recognized in equity	—	—	—	—	—	(13)	63	3	—	53	1	54
Net income for period recognized in income statement	—	—	—	—	—	—	—	—	2,640	2,640	80	2,720
September 30, 2006	6,171	580	1,453	2,244	5,950	27	59	3	1,406	17,893	612	18,505

Non-current liabilities – €19,722 million
Long-term loans amounted to €11,243 million, consisting of bonds totaling €8,299 million, bank loans and other loans in euro and other currencies for a total of €2,944 million.
Other provisions and deferred tax liabilities rose by €999 million, mainly as a result of increased provisions for risks and charges arising from the expansion of the scope of consolidation following the acquisition of Slovenské Elektrárne (€1,162 million).
Other non-current liabilities totaled €1,087 million, virtually unchanged with respect to December 31, 2005.
Current liabilities – €15,695 million
Short-term loans and the current portion of long-term loans rose by €592 million, from €2,296 million at the end of 2005 to €2,888 million at September 30, 2006.
Trade payables amounted to €5,528 million, a reduction of €1,082 million due largely to the reduction in payables for electricity purchases and a change in the timing of investment activities.
Other current liabilities and tax provision for the period came to €7,279 million and break down as follows:

Millions of euro
	at Sep. 30, 2006	at Dec. 31, 2005	Change

Payables due to customers for security deposits and reimbursements	1,728	1,755	(27)
Payables due to the Electricity Equalization Fund	818	406	412
Current financial liabilities	495	294	201
Social security contributions payable and payables to employees and employee associations	324	497	(173)
Tax payables and tax provision for period	1,521	227	1,294
Interim dividend	1,234	—	1,234
Other	1,159	533	626

Total	7,279	3,712	3,567
“Tax payables and the tax provision for the period” at September 30, 2006 report the estimated current income tax charge for the period and total €1,200 million.

Net capital employed and related funding
The following schedule shows the composition of and changes in net capital employed:

Millions of euro
	at Sep. 30, 2006	at Dec. 31, 2005	Change

Property, plant and equipment and intangible assets	33,131	30,795	2,336
Goodwill	2,134	1,575	559
Equity investments accounted for using the equity method	2,012	1,797	215
Other net non-current assets/(liabilities)	(120)	643	(763)
Total	37,157	34,810	2,347

Net current assets :
- Trade receivables	7,686	8,316	(630)
- Inventories	1,319	884	435
- Net receivables from the Electricity Equalization Fund	587	410	177
- Other net current assets/(liabilities) and tax provision for the period	(4,317)	(1,466)	(2,851)
- Trade payables	(5,528)	(6,610)	1,082
Total	(253)	1,534	(1,787)

Gross capital employed	36,904	36,344	560

Provisions:
- Post-employment and other employee benefits	(2,690)	(2,662)	(28)
- Provisions for risks and charges and net deferred taxes	(3,199)	(1,954)	(1,245)
Total	(5,889)	(4,616)	(1,273)

Net capital employed	31,015	31,728	(713)

Total shareholders’ equity	18,505	19,416	(911)
Net financial debt	12,510	12,312	198
Net capital employed declined from €31,728 million at December 31, 2005 to €31,015 million at the end of September 2006, and was funded by shareholders’ equity attributable to the Group and minority interests in the amount of €18,505 million and net debt of €12,510 million. The debt-to-equity ratio at September 30, 2006 was 0.68 (0.63 at December 31, 2005).

Net financial debt

Millions of euro
	at Sep. 30, 2006	at Dec. 31, 2005	Change

Long-term debt:
Bank loans	2,674	2,782	(108)
Bonds	8,299	8,043	256
Other loans	270	142	128
Long-term debt	11,243	10,967	276

Long-term financial receivables	(217)	(63)	(154)

Net long-term debt	11,026	10,904	122

Short-term debt:
Bank loans:
- short-term portion of long-term debt	234	399	(165)
- other short-term bank debt	668	970	(302)
Short-term bank debt	902	1,369	(467)

Bonds (short-term portion)	487	487	—
Other loans (short-term portion)	50	49	1
Commercial paper	1,423	275	1,148
Other short-term financial payables	26	116	(90)
Other short-term debt	1,986	927	1,059

Long-term financial receivables (short-term portion)	(6)	(3)	(3)
Factoring receivables	(187)	(374)	187
Other short-term financial receivables	(499)	(3)	(496)
Cash and cash equivalents	(712)	(508)	(204)
Cash and cash equivalents and short-term financial receivables	(1,404)	(888)	(516)

Net short-term financial debt	1,484	1,408	76

NET FINANCIAL DEBT	12,510	12,312	198
Net financial debt at September 30, 2006 amounted to €12,510 million, an increase of €198 million compared with December 31, 2005, of which €122 million in net long-term debt and €76 million in short-term debt. The increase of €256 million in long-term bonds mostly refers to the €195 million bond of Slovenské Elektrárne, whose debt was consolidated as from April 2006, as well as a new bond issue of €51 million placed privately with a leading Italian insurance company.
Net short-term financial debt at September 30, 2006 amounted to €1,484 million. Compared with December 31, 2005 short-term bank loans declined by €302 million, while issues of commercial paper increased by €1,148 million; cash and cash equivalents and short-term financial receivables increased by €516 million (of which €490 million relating to repurchase operations maturing in October).

Cash flows
Cash flows from operating activities were positive at €5,403 million in the first nine months of 2006, compared with €4,991 million in the corresponding period of the previous year. Excluding the contribution of Terna and Wind in the first nine months of 2005 (€730 million), cash flows from operating activities improved by €1,142 million thanks mainly to a lower cash requirements connected with the change in net current assets for the two periods in question, of which €510 million attributable to the collection in the 3rd Quarter of 2006 of reimbursements for stranded costs, as envisaged by the Authority for Electricity and Gas in its Resolution no. 132/06 of June 28, 2006.
Cash flows from investing/disinvesting activities used funds of €2,151 million in the first nine months of 2006, compared with cash flow generation of €2,075 million in the corresponding period of 2005.
In particular, investments in property, plant and equipment and intangible assets amounted to €1,795 million, a fall of €441 million due primarily to the deconsolidation of Terna and Wind.
Investments in companies and business units, net of cash and cash equivalents acquired, equal to €923 million, mainly regarded €672 million related to the purchase of a 66% stake in Slovenské Elektrárne (Enel had already made a deposit of €168 million in the first nine months of 2005), €118 million for the acquisition of Enel Panama, €83 million for the acquisition of a 49.5% stake in Res Holdings, a Dutch firm that, in turn, holds 100% of RusEnergoSbyt, €44 million for the purchase of a 40% interest in Maritza East III Power Holding, which holds a 73% stake in Maritza East III Power Company, and €14 million for the acquisition of Erelis. Cash flows from investing in the first nine months of 2005 were essentially related to the purchase of a 5.2% equity investment in Weather for €305 million, and the acquisition of 51% of the share capital of Romanian companies for €115 million.
The disposal of companies and business units, net of cash and cash equivalents sold, generated a cash flow of €518 million, related essentially to the sale, to a subsidiary of Weather, of a 6.28% stake in Wind for €328 million, as well as to the sale of the Modena distribution network for €108 million and the transfer of a 30% stake in Enel Unión Fenosa Renovables for €72 million.
The cash flow from disinvestments in the first nine months of 2005 consisted mainly of the disposal of 62.75% of the share capital of Wind for €2,938 million (net of €48 million in cash and cash equivalents sold) and from the sale of stakes of 13.86% and 29.99% in the share capital of Terna for €1,518 million (net of €365 million in cash and cash equivalents sold).

The cash flow from operating activities, equal to €5,403 million, and the increase of €77 million in share capital and reserves resulting from the exercise of stock options covered the requirements of investing and financing activities. The surplus is reflected in the increase in cash and cash equivalents, which at September 30, 2006 amounted to €712 million, compared with €508 million at the end of 2005.

Other information
Related parties As the entity responsible for the generation, transport and distribution of electricity in Italy, Enel provides services to a number of State-controlled companies. In the current regulatory framework, Enel concludes transactions with Terna — Rete Elettrica Nazionale, the Single Buyer, the Electricity System Operator and the Market Operator (each of which is entirely controlled either directly or indirectly by the Ministry for the Economy and Finance).
Fees for the transport of electricity payable to Terna and certain charges paid to the Market Operator are determined by the Authority for Electricity and Gas.
Transactions relating to purchases and sales of electricity concluded with the Market Operator on the Power Exchange and with the Single Buyer are settled at market prices.
Companies in the Domestic Sales Division acquire electricity from the Single Buyer and the Electricity System Operator, in addition to paying Terna fees for the use of the National Transmission Network (NTN). Companies that are part of the Domestic Generation and Energy Management Division, in addition to paying fees for the use of the NTN to Terna, acquire from and sell electricity to the Market Operator on the Power Exchange and sell electricity to the Single Buyer.
Enel also acquires fuel for generation and gas for distribution and sale from Eni, a company controlled by the Ministry for the Economy and Finance.
Finally, Enel acquires telephone and data transmission services from Wind (directly controlled by Weather, an associated company), while providing it mainly with rental and facility services for a number of operational facilities and technical sites.
All transactions with related parties are concluded on normal market terms and conditions.

The following table summarizes the relationships:

	Balance sheet		Income statement
Millions of euro	Receivables	Payables	Receivables	Payables
	at Sep. 30, 2006		First nine months of 2006

Single Buyer	474	1,927	9,478	1,262
Electricity System Operator	293	277	153	551
Market Operator	987	274	1,078	4,878
Italian Post Office	—	31	107	11
Eni	3	247	1,171	103
Terna	370	305	1,327	1,570
Wind	55	96	127	21

Total	2,182	3,157	13,441	8,396
In compliance with the Enel Group’s rules of corporate governance, transactions with related parties are carried out in accordance with criteria of procedural and substantive propriety.
With a view to assuring substantive propriety, in order to ensure fairness in transactions with related parties, and to account for the special nature, value or other characteristics of a given transaction, the Board of Directors may ask independent experts to value the assets involved in the transaction and provide financial, legal or technical advice.
The following table shows transactions with associated companies outstanding at September 30, 2006 and carried out during the first nine months of the year.

	Balance sheet		Income statement
Millions of euro	Receivables	Payables	Receivables	Payables
	at Sep. 30, 2006		First nine months of 2006

Cesi	1	9	8	1
Others	—	—	1	—

Total	1	9	9	1

Contractual commitments and guarantees
The commitments entered into and the guarantees given to third parties by the Enel Group are shown below:

Millions of euro
at Sep. 30, 2006

Sureties given in favor of third parties	912

Commitments to suppliers for:
- electricity purchases	3,888
- fuel purchases	35,274
- various supplies	6,385
- tenders	1,382
- other purchases and services	6
Total	46,935

TOTAL	47,847
Guarantees granted to third parties amounted to €912 million and include €775 million in commitments relating to the sale of real estate assets in connection with the regulations that, for a period of six years and six months from July 2004, govern rental charges and the termination of leases. The value of such guarantees is reduced annually by a specified amount.
Commitments for electricity mainly regard imports from France, Switzerland and Germany, which at September 30, 2006 amounted to €3,888 million, of which €3,586 million refer to the period 2006-2010 and €302 million to the period 2011-2015.
Commitments for the purchase of fuels are determined with reference to the parameters and exchange rates applicable at the end of the period (given that fuel prices vary and are mainly set in foreign currencies). The total at the end of September 2006 was €35,274 million, of which €12,633 million refer to the period 2006-2010, €12,629 million to the period 2011-2015, €8,932 million to the period 2016-2020 and the remaining €1,080 million beyond 2020.
Contingent liabilities and assets
No significant new contingent liabilities or assets emerged during the 3rd Quarter of 2006 compared with the situation already described in the consolidated half-year financial statements at June 30, 2006.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: December 21, 2006